SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E. 5-1-06

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED

(Exact name of Registrant as specified in its Charter)

39th Floor
PCCW Tower, TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited

Dated: May 1, 2006

By: ______________________

Name: Hui Hon Hing, Susanna

Title: Director and Company Secretary

SUNDAY

2005
ANNUAL REPORT
(Stock Code : 0866)

Contents

BOARD OF DIRECTORS

Executive Directors
Alexander Anthony Arena *Chairman*
Chan Kee Sun, Tom
Chan Wing Wa
Chow Ding Man
Hui Hon Hing, Susanna

Independent Non-executive Directors
John William Crawford
Henry Michael Pearson Miles
Robert John Richard Owen

COMPANY SECRETARY

Hui Hon Hing, Susanna

REGISTERED OFFICE

Century Yard, Cricket Square, Hutchins Drive
P. O. Box 2681 GT, George Town
Grand Cayman, British West Indies

PRINCIPAL PLACE OF BUSINESS

39th Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
Telephone: +852 2888 2888
Facsimile: +852 2877 8877

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Butterfield Fund Services (Cayman) Limited
Butterfield House
68 Fort Street, P. O. Box 705
George Town, Grand Cayman
Cayman Islands, British West Indies

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong
Telephone: +852 2862 8628
Facsimile: +852 2529 6087
E-mail: hkinfo@computershare.com.hk

ADR DEPOSITARY

The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY 10286
United States of America
Telephone: +1 212 815 3700
Toll Free Number: +1 888 BNY ADRS
E-mail: shareowners@bankofny.com

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

STOCK CODES

The Stock Exchange of Hong Kong Limited:	0866
Ticker Symbol for ADR on the NASDAQ National Market in the United States:	SDAY

WEBSITES

www.sunday.com
www.irasia.com/listco/hk/sunday

SUNDAY Communications Limited ("SUNDAY" or the "Company") is an innovative developer and provider of wireless communications and data services in Hong Kong, and holds 2G and 3G licences via subsidiary companies.

Since beginning commercial operations based on GSM 1800 wireless services in 1997, SUNDAY and its subsidiaries (the "Group" or the "SUNDAY Group") have built a high-quality, efficient infrastructure supported by a strong brand.

PCCW Limited ("PCCW"), Hong Kong's largest integrated telecommunications provider and one of Asia's leading players in Information and Communications Technologies (ICT), acquired a majority interest in SUNDAY on 22nd June 2005.

SUNDAY's shares are listed on The Stock Exchange of Hong Kong Limited, with American depositary shares quoted on the NASDAQ National Market in the US. For more information, please visit *www.sunday.com.*

2005 was a year for change and a turning point for SUNDAY. The Company focused its energies during the year on preparing for the launch of its 3G services, while continuing to improve the quality, capacity and efficiency of its 2G operations.

Following PCCW's acquisition of a majority interest in SUNDAY on 22nd June 2005, the Company began to leverage on PCCW's strong operational and financial support. Cross-selling co-operation between the two groups was one of the first steps taken to capture business opportunities by offering greater choice and convenience to customers.

The SUNDAY Group has already begun to benefit from access to PCCW's larger customer base, more extensive distribution channels, stronger marketing capabilities under the PCCW brand, more cost effective financing abilities and increased procurement bargaining power.

2G Operations

The Hong Kong mobile market remained highly competitive in 2005 with some competitors launching aggressive price promotions and offering heavy handset subsidies. SUNDAY continued to focus on improving its network coverage and service quality while maintaining its competitiveness in the current price-driven market.

In the second half of 2005, the Company's 2G subscriber base increased by 5% to 738,000 compared to the first half of the year, although the average revenue per user ("ARPU") per month for post-paid services declined slightly by 1% on the same half year basis. As a result, mobile services revenue increased by 2% to HK$502 million in the second half of 2005 compared to the first half of the year, the first time to increase since mid-2002. The average churn rate for 2005 was maintained at approximately 4%.

The Company upgraded its existing 2G/2.5G network in 2005 by adding approximately 10% more cell sites to enhance coverage and quality. In doing so, a major emphasis was placed on improving in-building coverage, particularly in the main business and financial districts, as a prelude to stepping up marketing to the business sector.

The 2G operations continued to be efficient with operating costs (excluding depreciation and amortisation) reduced by 11% in 2005 on a year-on-year basis. Operating costs as a percentage of mobile services revenue improved to 43% in 2005 from 46% in 2004.

3G

In 2005, the 3G market in Hong Kong gained the desired momentum and consumers became increasingly interested in its technology. More 3G handsets were now becoming available in the market from a number of manufacturers. Three of the four licensed operators launched 3G services during the year and the total subscriber base and market penetration continued to rise. The association with Huawei Tech. Investment Co., Limited ("Huawei") provided competitive advantages for SUNDAY's 3G network. (Huawei Group is a leading telecommunications equipment manufacturer based principally in Shenzhen, The People's Republic of China.) During the year, SUNDAY continued its network roll-out by doubling the number of 3G cell sites; and in June 2005, the 3G data card was soft launched.

In January 2006, the PCCW Group introduced 3G voice and data services by reselling SUNDAY's airtime for a 6-month trial period. The campaign to-date has received an exceptional response with over 330,000 registered participants, from which approximately 110,000 customers have been selected and most are now connected to the PCCW mobile 3G services network. This introductory trial allows management to stress-test the 3G network and better understand the market dynamics and customer behaviour, hence, minimising the industry risk upon commercial launch.

Outlook

The mobile market will remain competitive in 2006. However, recent merger and acquisition activities may change the competitive landscape to SUNDAY's benefit. Market demand is increasingly shifting toward integrated service offerings and, with the new relationship with PCCW, SUNDAY's ability to capture new opportunities has greatly increased. The improvements in capacity and coverage quality put in place during the year with the support of PCCW will enable the Company to further grow its customer base in 2006, and to target higher quality customers and the business segment. Other synergistic opportunities include having access to PCCW's premium content. The Company is fully geared up for 3G and looks forward during 2006 to seizing the market opportunities presented.

SUNDAY will continue to leverage on PCCW's resources and explore opportunities to make full use of its assets, including the 3G network, and create value for its shareholders.

Appreciation

Finally, we wish to extend our thanks to all our Directors and employees for their hard work and efforts during 2005.

Alexander Anthony Arena
Chairman

29th March 2006

MANAGEMENT REVIEW

Consolidated revenue for the year ended 31st December 2005 remained stable at HK$1,159 million. The increase in mobile phones and accessories sales was partially offset by the decrease in mobile services revenue.

As at 31st December 2005, SUNDAY's 2G subscribers increased by 54,000, or 8% year-on-year, to 738,000 while average ARPU for post-paid services declined by 6% to HK$169 as compared to 2004. As a result, mobile services revenue decreased by 4% year-on-year to HK$993 million. More mobile phones and accessories were sold during the year as more new handset models were launched.

Total cost of sales increased by 22% primarily due to higher usage of free minutes and increased customer acquisition costs during the year. As a result, gross profit declined by 10% to HK$724 million and to a margin of 62%.

Operating expenses, excluding depreciation and amortisation increased 21% largely due to increases in network costs primarily related to 3G. During the year, SUNDAY continued to roll-out its 3G network by doubling the number of cell sites. The 2G/2.5G network coverage has also been improved by adding approximately 10% more cell sites.

The SUNDAY Group achieved operating efficiency by saving 11% in operating costs year-on-year for its 2G operations although, as expected, 3G operating costs increased in the lead up to the trial service launch in early 2006.

	For the year ended 31st December	
	2005	2004
	HK$ million	HK$ million (Restated)
Operating expenses (excluding depreciation and amortisation):		
2G business	428	479
3G business	199	41
SUNDAY Group total	627	520

Finance costs increased by 60% year-on-year in 2005 primarily due to the increased loan amount drawn down under the long-term facilities provided by Huawei (the "Huawei Facilities") and the PCCW Group to support the 3G network build up. The finance costs for 2005 also included arrangement fees and early repayment charges in respect of the Huawei Facilities. In July 2005, SUNDAY repaid the outstanding loans under the Huawei Facilities by drawing down inter-company loan facilities arranged with the PCCW Group at normal commercial rates.

The loss attributable to shareholders was HK$197 million for the year ended 31st December 2005 compared to a profit of HK$4 million in 2004, mainly due to increases in cost of sales and network costs primarily related to 3G.

The SUNDAY Group has changed certain of its accounting policies following its adoption of the new Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively referred to as the "new HKFRSs"), which became effective for accounting periods beginning on or after 1st January 2005. Accordingly, certain balance sheet items have been adjusted with no significant impact on the consolidated profit and loss account for the 2005 year. Comparative figures in 2004 have been restated as required. The effects of changes in the accounting policies are summarised in note 2(b) of the consolidated accounts. None of these changes affect the SUNDAY Group's underlying business operations or cash flows.

CONNECTED TRANSACTIONS

The SUNDAY Group has entered into a variety of transactions with the PCCW Group in relation to various aspects of the SUNDAY Group's telecommunications business, each constituting a continuing connected transaction of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Details were set out in the two announcements of the Company dated 29th July 2005 and 12th January 2006.

The Company and PCCW are in the process of developing longer-term arrangements between their respective subsidiaries, to supplement or supersede and replace certain of the continuing connected transactions referred to in the aforementioned announcements. Under the requirements of the Listing Rules, certain of these arrangements require approval by the Company's independent shareholders. The Company will issue further announcements and convene an extraordinary general meeting to approve such arrangements, as and when appropriate.

CAPITAL EXPENDITURE

Capital expenditure for 2005 aggregated HK$546 million (2004: HK$301 million) which primarily included HK$411 million (2004: HK$247 million) incurred for the 3G network roll-out. Capital expenditure incurred in respect of ongoing enhancements to the 2G/2.5G mobile network and service quality amounted to HK$135 million (2004: HK$54 million).

The SUNDAY Group will continue to invest in its 2G and 3G networks to further enhance its coverage and service quality.

LIQUIDITY AND FINANCIAL RESOURCES

The SUNDAY Group recorded a net cash inflow from operating activities of approximately HK$32 million for the year ended 31st December 2005, compared with a net cash inflow of HK$210 million for 2004. The decrease was mainly attributable to lower operating results and higher interest paid during the year.

In the first half of 2005, the capital expenditure and working capital requirements of the SUNDAY Group were mainly funded by the cash flow generated from operating activities and drawdowns on the Huawei Facilities.

In July 2005, the PCCW Group provided financial resources to SUNDAY to repay the loans and to refinance the performance bonds outstanding under the Huawei Facilities. The SUNDAY Group fully repaid the outstanding principal, accrued interest, commitment fees and early repayment charges under the Huawei Facilities aggregating approximately HK$874 million by drawing down long-term inter-company loan facilities provided by the PCCW Group; and cancelled the whole of the remaining available Huawei Facilities. Since then, the SUNDAY Group has entered into various additional facility agreements with the PCCW Group to finance capital expenditure in relation to the network expansion programmes. These facilities with PCCW were arranged at normal commercial rates.

As at 31st December 2005, the inter-company long-term loans due by the SUNDAY Group to the PCCW Group was HK$1,204 million with cash reserves of HK$34 million and a net debt to equity ratio of 2.3 times (2004: 0.7 times). The long-term loans outstanding as at 31st December 2005 will mature in three to five years from the drawdown date.

FOREIGN EXCHANGE EXPOSURE

Substantially all revenues, expenses, assets and liabilities are denominated in Hong Kong Dollars.

International roaming payables and receivables are netted and settled on a monthly basis under Special Drawing Rights ("SDR") arrangements. As at 31st December 2005, the net SDR-denominated payables were insignificant. The SUNDAY Group has not experienced significant foreign exchange movements and does not anticipate substantial foreign exchange losses as long as the Hong Kong SAR Government's policy to peg the Hong Kong Dollar to the US Dollar remains in effect. The SUNDAY Group will continue monitoring its foreign exchange exposure and market conditions to determine if any hedging is required.

HUMAN RESOURCES

The SUNDAY Group employed 908 employees as at 31st December 2005 (2004: 831), of which 612 employees were in Hong Kong and 296 employees were in Shenzhen. The SUNDAY Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and SUNDAY Group performances. Other staff benefits include provident fund schemes, subsidised medical care and subsidies for external educational and training programmes.

No share options were granted or exercised during the year ended 31st December 2005. All outstanding share options granted by the Company under its share option scheme had either been cancelled or had lapsed under the terms of the scheme by 9th August 2005, being one month after the date on which the unconditional mandatory general cash offer made by PCCW Mobile Holding No. 2 Limited, an indirect wholly-owned subsidiary of PCCW, became unconditional. Hence, there were no outstanding share options held by employees as at 31st December 2005.

DIVIDENDS

No interim dividend was paid for the year (2004: Nil) and the Directors do not recommend the payment of a final dividend for the year ended 31st December 2005 (2004: Nil).

Executive Directors

Alexander Anthony ARENA, aged 55, is chairman and an executive director of SUNDAY and chairman of SUNDAY's Executive, Nomination and Remuneration Committees. Mr Arena is also an executive director of PCCW, deputy chairman of PCCW's Executive Committee, group chief financial officer of PCCW, a director of Pacific Century Regional Developments Limited, a non-executive director of Pacific Century Insurance Holdings Limited and an executive director and Executive Committee member of Pacific Century Premium Developments Limited. He joined the Pacific Century Group in 1998.

Prior to joining the Pacific Century Group, Mr Arena was Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was director-general of telecommunications at the Office of the Telecommunications Authority (OFTA) of Hong Kong, as well as a member of the Broadcasting Authority.

Before his OFTA appointment as director-general, Mr Arena was recruited to plan a reform program for the liberalization of Hong Kong's telecommunications sector. Prior to his appointment to the Hong Kong Government, he was an inaugural member of the Australian Telecommunications Authority, which he served for four years.

Mr Arena has led an extensive career in public administration, specializing in high technology and infrastructure industries. From a practising radio/communications engineer to a public policy maker, his experience spans such diverse areas as the commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

Mr Arena graduated from the University of New South Wales, Australia, with a bachelor's degree in electrical engineering. He completed an MBA at Melbourne University, Australia, and is a fellow member of the Hong Kong Institution of Engineers.

CHAN Kee Sun, Tom, aged 48, is an executive director of SUNDAY and a member of SUNDAY's Executive Committee. Mr Chan is the managing director of PCCW Group's consumer group and a member of PCCW's Operational Committee. He joined the PCCW Group in September 1988.

Mr Chan has more than 17 years' experience with PCCW Group in various managerial and executive roles, covering finance, regulatory, carrier business, marketing and sales. He holds an honours degree in Accountancy and Economics from University of Cardiff (UK). He is a Certified Public Accountant and a fellow member of both the Association of Chartered Certified Accountants and Chartered Institute of Marketing.

CHAN Wing Wa, aged 55, is an executive director of SUNDAY and a member of SUNDAY's Executive Committee. Mr Chan is also managing director of Cascade Limited, PCCW Group's network management arm. He joined Hong Kong Telephone Company ("HKTC") in 1977 and has spent more than 28 years in senior positions in the network engineering departments of Hong Kong Telecommunications Limited, Cable & Wireless HKT Limited and PCCW Limited.

Mr Chan served as director of network operations from January 1998 and was responsible for the planning and operation of the local fixed network supporting a full range of telecoms services including voice, narrowband and broadband data, interactive multimedia and carrier services addressing 3.7 million customers in Hong Kong. He took up the position of director of the chief executive's office in November 1999. Then in August 2000, he became president of service operations in the telecommunications services sector overseeing network operations and customer services.

Before joining HKTC, Mr Chan worked in the UK for one and a half years as a Software Design Engineer with Standard Telephones and Cables Ltd.

Mr Chan gained a Polytechnic Diploma in Electrical and Electronic Engineering in 1975 from Plymouth Polytechnic in the UK and a Diploma in Management for Executive Development in 1986 from the Chinese University of Hong Kong. Mr Chan is a Chartered Engineer and a member of the Institution of Electrical Engineers and the Hong Kong Institution of Engineers.

CHOW Ding Man, aged 45, is an executive director of SUNDAY and a member of SUNDAY's Executive Committee. Mr Chow is also managing director of PCCW Group's commercial group and a member of PCCW's Operational Committee. He joined the PCCW Group in February 1986 as a sales executive and has worked in various management positions. Mr Chow graduated from the University of Hong Kong with a bachelor's degree in biology. He has 19 years' experience in business operations and management and an in-depth knowledge of the communications business in Hong Kong.

HUI Hon Hing, Susanna, aged 41, is an executive director, chief financial officer, company secretary and a member of the Executive Committee of SUNDAY. Ms Hui also serves as director of finance of PCCW Group, responsible for the telecommunications services sector and regulatory accounting. Prior to joining PCCW Group in 1999, she was the chief financial officer of a listed company engaged in hotel and property investment and management. Ms Hui graduated from the University of Hong Kong with first class honours. She is a qualified accountant and a member of both the Hong Kong Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

Independent Non-Executive Directors

John William CRAWFORD JP, aged 63, is an independent non-executive director of SUNDAY and as such is a member of SUNDAY's Nomination, Remuneration and Audit Committees on which he also serves as designated financial expert.

Mr Crawford joined the SUNDAY Board in November 2003. He was a founding partner of Ernst & Young, Hong Kong and vice-chairman of the firm until he retired in 1997. During his 25 years in public accounting, he was also chairman of the audit division of Ernst & Young and was active in a number of large private and public company takeover and/or restructuring exercises. He has continued to provide consultancy and advice in a private capacity since his retirement and is also chairman of International Quality Education Limited. Mr Crawford has been active in various community service areas and was a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors. In 1997, he was appointed a Justice of the Peace in Hong Kong. He is a member of the Canadian International School of Hong Kong which he served as a governor for many years.

Henry Michael Pearson MILES OBE, aged 69, is an independent non-executive director of SUNDAY and a member of SUNDAY's Nomination, Remuneration and Audit Committees.

Mr Miles has been with SUNDAY since January 2000. He is currently chairman of Schroders plc and a non-executive director of BP, both registered in the UK. He has been chairman of Johnson Matthey plc from June 1998 to 31st March 2006. Between 1984 and 1988, he was chairman of Swire Pacific Limited and Cathay Pacific Airways Ltd. He was also a non-executive director of Hongkong Bank from 1984 to 1988. Between 1976 and 1999, he was a director of John Swire and Sons (Hong Kong) Limited. Between 1988 and 1999, he was an executive director of John Swire & Sons Limited of which he is now an advisor. Mr Miles was vice-president of the China-British Trade Group from 1990 to 1999 and is a committee member of the Hong Kong Association.

Robert John Richard OWEN, aged 66, is an independent non-executive director of SUNDAY and a member of SUNDAY's Nomination, Remuneration and Audit Committees.

Mr Owen has been with SUNDAY since January 2000. From 1979 to 1987, he held various positions with Lloyds Bank, including chairman of Lloyds Merchant Bank and director of Investment Banking of the Lloyds Bank group. In 1988, Mr Owen was recruited by the Hong Kong Government to advise on securities markets and lead the implementation of extensive reforms to the regulation and operation of Hong Kong's securities and futures markets. From 1989 to 1992, he served as the first chairman of the Securities and Futures Commission. Since 1992, Mr Owen has held a number of concurrent positions that have included chairman of Crosby Capital Partners Ltd. from 2001, director of Nomura International (Hong Kong) Limited from 1994 to 2004, member of the Regulatory Council of the Dubai International Financial Centre from 2002, Lloyds of London council member from 1993 to 1996, chairman of Techpacific Capital Ltd. from 1999 to early 2004, chairman of the International Securities Consultancy Ltd. from 2000, director of Singapore Exchange Limited from 2004, director of Citibank (Hong Kong) Ltd. from 2005 and chairman of IB Daiwa Limited from 2005. He has also held directorships of various other companies and investment funds.

As a company committed to attracting and retaining the talent needed to succeed in a competitive market, SUNDAY placed an emphasis on providing a healthy, rewarding and stimulating work environment in 2005.

SUNDAY maintains a workforce on the basis of equal opportunities for all, and seeks to meet special needs with initiatives such as the provision of specialised PC monitors and software for weak-sighted employees.

Throughout 2005, SUNDAY made efforts to ensure a family-friendly work environment by providing compassionate leave, flexible work schedules and counselling services.

Effective staff training provides opportunities for personal and professional development and ensures that SUNDAY's customers receive the best possible service, while the Company maintains a competitive edge.

During 2005, the SUNDAY training team devised and executed a series of programs that included:

- More than 4,500 "man-days" of Sales & Customer Services Skills Training to enhance front-line sales techniques and coach staff in telephone skills and handling various customer issues. During the year, Distinguished Salesperson Awards were conferred on three SUNDAY sales people by the Hong Kong Management Association.
- Product and System Training to equip staff with new data products and services knowledge relating to topics such as mobile email, GPRS and location-based services. In addition, 3G Billing System (BOSS) training was provided to all Sales and Customer Service staff.
- Some 65 sessions of 3G Training provided staff with a basic understanding of Hong Kong's 3G market and familiarised them with SUNDAY's approach to 3G service provision.

SUNDAY Communications Limited (the "Company" or "SUNDAY") has made continued efforts to incorporate the key elements of sound corporate governance in its management structures and internal control procedures.

The Company is committed to high standards of ethics and integrity in all aspects of its business, and to ensuring its affairs are conducted in accordance with applicable laws and regulations.

In September 2003, the Company adopted a Code of Ethics that applied to its principal executive officer and senior financial officers. This Code of Ethics emphasizes the roles of the principal executive officer and senior financial officers in the conduct and practice of financial management and lays down the key principles that they should follow and advocate, which include honest and ethical conduct; full, fair, accurate, timely and understandable disclosures; compliance with applicable laws and regulations; prompt internal reporting; and accountability for adherence to the Code of Ethics.

In April 2004, the Company amended its Code of Conduct and Ethics to comply with the corporate governance standards of The NASDAQ Stock Market, Inc. ("NASDAQ") in the United States. This code is intended to promote the well-being of all employees, officers and directors in the workplace, and advocates high standards of professional conduct and work performance, with the guiding principles of honesty, fairness, forthrightness and adherence to the spirit and letter of the code.

CORPORATE GOVERNANCE PRACTICES

The Company has applied the principles and complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended 31st December 2005, save for minor exceptions stated in this report.

MODEL CODE SET OUT IN APPENDIX 10 OF THE LISTING RULES

The Company also adopted its own code of conduct regarding securities transactions by directors and employees, namely, Securities Dealing Code (the "SUNDAY Code") on terms no less exacting than the required standards set out under the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules.

The SUNDAY Code sets out the principles applicable to dealings in the Company's shares and other securities. It applies to all directors and all employees to whom the SUNDAY Code is given and who are informed that they are subject to its provisions. The directors and all the relevant employees must comply strictly with the terms of the SUNDAY Code and any breaches thereof would be regarded as very serious disciplinary matters.

Having made specific enquiries of all directors of the Company, they confirmed that they have complied with the required standards set out in the SUNDAY Code and the Model Code throughout the year ended 31st December 2005.

BOARD OF DIRECTORS

As at the date of this report, the Board of Directors (the "Board") of the Company consists of eight directors, including five Executive Directors and three Independent Non-executive Directors. Biographies of all these directors are set out on pages 10 to 12 of this Annual Report.

The Board schedules to meet at least four times a year to determine overall strategic direction and corporate objectives and to approve interim and annual results, budgets and other significant matters. All directors have full and timely access to all relevant information, including regular reports from the Board committees and briefings on significant legal, regulatory or accounting issues affecting the Company and its subsidiaries (the "Group"). All directors are encouraged to take independent professional advice, at the Company's expense, in the performance of their duties as and when deemed necessary.

In March 2006, the Board clearly defined its responsibility for making broad policy decisions and exercising a number of reserved powers and, thereby, delegated the responsibility for more detailed considerations to the Executive Committee under the leadership of the Chairman. The reserved powers of the Board include as follows:

- those functions and matters which require Board approval from time to time as set out in the terms of reference of various committees;
- those functions and matters which require Board approval in accordance with the Group's internal policies;
- consideration and approval of accounts in interim and annual reports, announcements and press releases for interim and final results;
- consideration of dividend policies and dividend amounts declared; and
- monitoring the corporate governance of the Group in compliance with the relevant rules and regulations both in Hong Kong and the United States.

The Directors acknowledge their responsibilities for overseeing the preparation of the accounts for each financial year which give a true and fair view of the state of affairs of the Company. In preparing the accounts for the year ended 31st December 2005, the Directors have ensured the selection of suitable accounting policies and consistent application thereof; made judgments and estimates that are prudent and reasonable, stated the reasons for any significant departures from applicable accounting standards in Hong Kong and ensured the going concern basis of presentation has been applied.

The Directors are responsible for ensuring proper accounting records are maintained which disclose with reasonable accuracy at any time the financial position of the Group and ensure that the accounts comply with the Companies Ordinance, the Listing Rules and NASDAQ rules and regulations.

The Directors are also responsible for ensuring the design and implementation of effective internal controls to prevent and detect any fraud and error and are also responsible for safeguarding the assets of the Group.

There were nine full Board meetings and three Audit Committee meetings of the Company held during the year 2005. Details of the attendance record of members of the Board at Board and Audit Committee meetings held in 2005 are set out below:

Name of Director	Date of Appointment/Resignation	Meetings Attended/Held Board	Meetings Attended/Held Audit Committee
Executive Directors			
Alexander Anthony Arena *Chairman*	appointed on 8th July 2005	3/9	N/A
Chan Kee Sun, Tom	appointed on 8th July 2005	3/9	N/A
Chan Wing Wa	appointed on 8th July 2005	3/9	N/A
Chow Ding Man	appointed on 8th July 2005	4/9	N/A
Hui Hon Hing, Susanna	appointed on 8th July 2005	3/9	N/A
Kwok Yuen Man, Marisa	appointed on 8th July 2005 and resigned on 28th February 2006	4/9	N/A
Richard John Siemens *Co-Chairman*	resigned on 29th July 2005	2/9	N/A
Cheng Wai Sun, Edward *Co-Chairman*	resigned on 29th July 2005	3/9	N/A
William Bruce Hicks *Group Managing Director*	resigned on 29th July 2005	5/9	N/A
Kuldeep Saran	resigned on 29th July 2005	5/9	N/A
Leung Chun Keung, Andrew	resigned on 29th July 2005	4/9	N/A
Non-executive Directors			
Kenneth Michael Katz	resigned on 29th July 2005	5/9	N/A
Zheng Hongqing	resigned on 16th January 2006	0/9	N/A
Independent Non-executive Directors			
John William Crawford	appointed on 10th November 2003	8/9	3/3
Henry Michael Pearson Miles	appointed on 27th January 2000	3/9	2/3
Robert John Richard Owen	appointed on 27th January 2000	6/9	3/3

More than one-third of the Board consists of Independent Non-executive Directors, which exceeds the minimum number required under the Listing Rules. The Company has received an annual written confirmation from each Independent Non-executive Director confirming his independence to the Company. Accordingly, the Company considers all of the Independent Non-executive Directors to be independent.

Under code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between chairman and chief executive officer should be clearly established and set out in writing.

The positions of the Chairman and the Chief Executive Officer are held separately by Alexander Anthony Arena and William Bruce Hicks respectively. In general, the Chairman is responsible for overseeing the functions of the Board while the Chief Executive Officer is responsible for managing the Group's business. The detailed responsibilities of these positions were confirmed by the Board in March 2006.

Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for specific terms, subject to re-election. The non-executive directors of the Company are not appointed for specific terms of office, however, all directors of the Company (including non-executive directors) are subject to retirement by rotation at least once every three years and re-election at annual general meetings in accordance with the Company's Articles of Association.

Under code provision D.1.2 of the CG Code, the Company should formalize and distinguish the functions designated as having the responsibility of the board and those delegated to management and review such arrangements on a periodic basis to ensure they remain appropriate to the needs of the issuer. The respective functions of the Board and management of the Company were formalized and approved by the Board in March 2006.

BOARD COMMITTEES

The Board has established the Executive Committee, the Audit Committee, the Nomination Committee and the Remuneration Committee with defined terms of reference. The terms of reference for each of the Audit Committee, the Nomination Committee and the Remuneration Committee are in no less exacting terms than those set out in the CG Code. To reinforce independence, the Audit Committee has been structured to include only Independent Non-executive Directors. The Nomination Committee and the Remuneration Committee have been structured to include a majority of Independent Non-executive Directors.

Executive Committee

The Executive Management Committee (the "EMC") was formed in February 2000 and included the Executive Directors of the Board together with key management staff. The principal functions of the EMC included formulating strategies and overseeing operational matters of the Group.

On 29th July 2005, the Board resolved to establish an Executive Committee of the Board to take over the functions of the EMC. This Executive Committee operates as a general management committee with overall delegated authority from the Board and determines the Group's strategies, reviews trading performance, ensures adequate funding, examines major investments and monitors management performance. The Executive Committee reports through the Chairman to the Board.

Members of the Executive Committee are:

Alexander Anthony Arena *Chairman*
So Chak Kwong, Jack
Chan Kee Sun, Tom
Chan Wing Wa
Chow Ding Man
Hui Hon Hing, Susanna

Remuneration Committee

The Remuneration Committee was formed in January 2000 and is responsible for reviewing and approving the remuneration of directors and officers of the Company and other matters relating to employee remuneration, as directed by the Board from time to time. The committee's authority, composition and duties are specified in its terms of reference, which are re-assessed by the Board on an annual basis.

Members of the Remuneration Committee are:

Alexander Anthony Arena *Chairman*
John William Crawford
Henry Michael Pearson Miles
Robert John Richard Owen

The Remuneration Committee consists of at least three members, a majority of whom must be Independent Non-executive Directors of the Company. Details of the emoluments of each director of the Company are set out in note 14 to the consolidated accounts.

During the year, the Board resolved to consolidate the functions of the Remuneration Committee with the Share Option Committee and the latter was dissolved with effect from 29th July 2005. Accordingly, the Remuneration Committee was re-structured and adopted revised terms of reference on 18th August 2005. Its objectives are not only to ensure formal and transparent procedures for overseeing and developing policies on the remuneration packages of directors but also to provide effective supervision and administration of the Company's share option scheme.

The Company's objective for its remuneration policy is to maintain fair and competitive packages based on business requirements and industry practices. In determining the levels of remuneration and fees paid to the members of the Board, market rates and factors such as workloads and required commitments are taken into account. The following factors are considered when determining the selection of directors and their remuneration packages:

- business requirements;
- individual performance and contribution to results;
- retention considerations and the potential of individuals; and
- changes in relevant markets, including supply and demand fluctuations and changes in competitive conditions.

During the review process, the directors concerned will not be involved in decisions relating to their own remuneration.

Nomination Committee

The Nomination Committee was established in March 2006 to make recommendations to the Board on the appointment and re-appointment of directors, structure, size and composition of the Board and to ensure fair and transparent procedures for the appointment and re-appointment of directors to the Board. The committee's authority, composition and duties are set out in its terms of reference, which are re-assessed by the Board on an annual basis.

Members of the Nomination Committee are:

Alexander Anthony Arena *Chairman*
John William Crawford
Henry Michael Pearson Miles
Robert John Richard Owen

The Nomination Committee consists of four members, a majority of whom are Independent Non-executive Directors of the Company.

The Company follows a formal, fair and transparent procedure for the new appointment of directors to the Board. The committee will first consider necessary changes in respect of the structure, size and composition of the Board, identify suitably qualified candidates and makes recommendation to the Board for decision. In accordance with the Articles of Association of the Company, every newly appointed director is subject to re-election at the following annual general meeting.

Audit Committee

The Audit Committee was formed in January 2000 and its principal duties include approving the nature and scope of both the statutory and internal audits, considering and approving the interim and annual accounts, and reviewing the adequacy and effectiveness of the accounting and financial controls of the Group. The committee's authority, composition and duties are set out in the terms of reference, which are re-assessed by the Board on an annual basis.

Members of the Audit Committee are:

John William Crawford *Chairman*
Henry Michael Pearson Miles
Robert John Richard Owen

The Audit Committee consists of three Independent Non-executive Directors and one of these directors, John William Crawford, has appropriate professional qualifications and experience in financial matters. The Audit Committee meets regularly with the external auditors and the Group's internal audit personnel and management. None of the members of the committee has any personal financial interests or conflicts of interest arising from day-to-day involvement in the running of the business.

The Audit Committee meets at least twice a year and on an as-needed basis and also follows up regularly with management on any actions arising from the audit engagements. The attendance of individual members at the Audit Committee meetings is set out in the table on page 16 of this Annual Report.

The following is a summary of the work performed by the Audit Committee during 2005:

(i) consideration of and discussion on the report from external auditors in relation to the annual audit for the year ended 31st December 2004;

(ii) review of the audited accounts for the year ended 31st December 2004, with a recommendation to the Board for approval;

(iii) review of and approval of audited accounts for the year ended 31st December 2004 for the Form 20-F filing with the United States Securities and Exchange Commission;

(iv) review of 2005 bi-annual progress reports on internal audit activities;

(v) consideration of, discussion on and approval of the internal audit plan for the year 2005;

(vi) amendment of the Internal Audit Charter;

(vii) consideration of and agreement on connected/related party transactions disclosed in the 2004 annual report and 2005 interim report;

(viii) consideration of and discussion on the latest corporate governance related regulations and proposals made in Hong Kong and the United States;

The directors present their annual report together with the audited consolidated accounts of SUNDAY Communications Limited (the "Company") and its subsidiaries (the "Group") for the year ended 31st December 2005.

PRINCIPAL ACTIVITIES

The Group is a developer and provider of wireless communications and data services in Hong Kong, and a 3G licence holder. It began commercial operations with GSM 1800 wireless services in 1997.

Details of segment information are set out in note 5 to the consolidated accounts.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st December 2005 are set out in the accompanying consolidated accounts on page 47.

No interim dividend was paid during the year. The directors do not recommend the payment of a final dividend for the year ended 31st December 2005.

FINANCIAL SUMMARY

A summary of the consolidated results and of the assets and liabilities of the Group for the last five financial years is set out on page 100.

SUBSIDIARIES AND JOINT VENTURE

Particulars of the Company's principal subsidiaries and joint venture are set out in notes 29 and 17 respectively to the consolidated accounts.

FIXED ASSETS

Details of movements in the fixed assets of the Group during the year are set out in note 15 to the consolidated accounts.

BORROWINGS

Particulars of the Group's borrowings are set out in note 23 to the consolidated accounts.

SHARE CAPITAL

Details of the movements in the share capital of the Company during the year are set out in note 22 to the consolidated accounts.

RESERVES

Details of the movements in reserves of the Group and the Company during the year are set out in the Statements of Changes in Shareholders' Equity on pages 51 and 52 respectively.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Articles of Association although there are no restrictions against such rights under the laws in the Cayman Islands.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st December 2005, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover.

The largest supplier, PCCW Limited ("PCCW") via its subsidiaries, for the year ended 31st December 2005 represented 14.12% of the Group's total purchases and the combined total of the five largest suppliers accounted for 35.97% of the Group's total purchases for the year. PCCW, through its indirect wholly-owned subsidiary PCCW Mobile Holding No. 2 Limited ("PCCW Mobile"), holds approximately 79.35% of the issued share capital of the Company as at the date of this report and is the ultimate holding company of the Company.

Other than disclosed above, none of the directors, their associates or any shareholder of the Company, who to the knowledge of the directors, owns more than 5% of the Company's share capital, had any interest in these major suppliers.

DIRECTORS

The directors who held office during the year and up to the date of this report were:

Executive Directors

Alexander Anthony Arena *Chairman*	(appointed on 8th July 2005)
Chan Kee Sun, Tom	(appointed on 8th July 2005)
Chan Wing Wa	(appointed on 8th July 2005)
Chow Ding Man	(appointed on 8th July 2005)
Hui Hon Hing, Susanna	(appointed on 8th July 2005)
Kwok Yuen Man, Marisa	(appointed on 8th July 2005 and resigned on 28th February 2006)
Richard John Siemens *Co-Chairman*	(resigned on 29th July 2005)
Cheng Wai Sun, Edward *Co-Chairman*	(resigned on 29th July 2005)
William Bruce Hicks *Group Managing Director*	(resigned on 29th July 2005)
Kuldeep Saran	(resigned on 29th July 2005)
Leung Chun Keung, Andrew	(resigned on 29th July 2005)

Non-executive Directors

Kenneth Michael Katz	(resigned on 29th July 2005)
Zheng Hongqing	(resigned on 16th January 2006)

Independent Non-executive Directors

John William Crawford
Henry Michael Pearson Miles
Robert John Richard Owen

In accordance with Article 86(3) of the Company's Articles of Association, Alexander Anthony Arena, Chan Kee Sun, Tom, Chan Wing Wa, Chow Ding Man and Hui Hon Hing, Susanna shall retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

In accordance with Article 87 of the Company's Articles of Association, Henry Michael Pearson Miles shall retire by rotation and, being eligible, offer himself for re-election at the forthcoming annual general meeting.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of its Independent Non-executive Directors an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and considers the Independent Non-executive Directors to be independent.

DIRECTORS' SERVICE CONTRACTS

None of the directors proposed for re-election at the forthcoming annual general meeting has an unexpired service contract with the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at 31st December 2005, the directors and chief executive of the Company and their associates had the following interests and short positions in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") of the Listing Rules:

1. Interests in the Company

The table below sets out the aggregate long positions in the shares and underlying shares of the Company held by the director of the Company.

Name of director/ chief executive	Number of ordinary shares Personal interests	Family interests	Corporate interests	Other interests	Number of underlying shares held under equity derivatives	Total	Percentage of issued share capital
Kwok Yuen Man, Marisa	4,000	—	—	—	—	4,000	0.0001%

2. Interests in Associated Corporation of the Company

The table below sets out the aggregate long positions in the shares and underlying shares of PCCW, the ultimate holding company of the Company, held by the directors and the chief executive of the Company.

Name of director/ chief executive	Personal interests	Number of ordinary shares Family interests	Corporate interests	Other interests	Number of underlying shares held under equity derivatives	Total	Percentage of issued share capital
Alexander Anthony Arena	760,000	—	—	—	15,800,200 (Notes a & b)	16,560,200	0.2463%
Chan Kee Sun, Tom	44,383	—	—	—	470,000 (Note b)	514,383	0.0077%
Chan Wing Wa	455	—	—	—	960,000 (Note b)	960,455	0.0143%
Chow Ding Man	83,600	—	—	—	463,360 (Notes b & c)	546,960	0.0081%
Hui Hon Hing, Susanna	41,800	—	—	—	196,000 (Note b)	237,800	0.0035%
Kwok Yuen Man, Marisa	2,513	—	—	—	1,740,000 (Notes b & d)	1,742,513	0.0259%

Notes:

(a) These interests represented Alexander Anthony Arena's beneficial interest in: (i) 200 underlying shares held in the form of 20 American depositary receipts which constituted listed equity derivatives; and (ii) 15,800,000 underlying shares in respect of share options granted by PCCW to Alexander Anthony Arena as beneficial owner, details of which are set out in Note (b) below.

(b) These interests represented the interests in underlying shares in respect of share options granted by PCCW to the directors and the chief executive of the Company as beneficial owners as at 31st December 2005, details of which are set out as follows:

Name of director/ chief executive	Date of grant (Note (iii))	Vesting period (Note (iii))	Exercisable period (Note (iii))	Exercise price HK$	Number of options Outstanding at 01.01.2005	Number of options Outstanding at 12.31.2005
Alexander Anthony Arena	08.28.1999 (Note (i))	08.17.2000 to 08.17.2004	08.17.2000 to 08.17.2009	11.7800	3,200,000	3,200,000
	08.26.2000 (Note (i))	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	1,600,000	1,600,000
	02.20.2001 (Note (i))	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	1,600,000	1,600,000
	07.25.2003 (Note (i))	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	6,400,000	6,400,000
	02.08.2005 (Note (ii))	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	—	3,000,000
Chan Kee Sun, Tom	10.27.2000 (Note (i))	10.27.2001 to 10.27.2003	10.27.2001 to 10.27.2010	24.3600	30,000	30,000
	07.25.2003 (Note (i))	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	220,000	220,000
	02.08.2005 (Note (ii))	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	—	220,000
Chan Wing Wa	10.27.2000 (Note (i))	10.27.2001 to 10.27.2003	10.27.2001 to 10.27.2010	24.3600	120,000	120,000
	11.13.2002 (Note (i))	11.13.2003 to 11.13.2005	11.13.2003 to 11.12.2012	6.1500	600,000	600,000
	02.08.2005 (Note (ii))	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	—	240,000
Chow Ding Man	10.27.2000 (Note (i))	10.27.2001 to 10.27.2003	10.27.2001 to 10.27.2010	24.3600	40,000	40,000
	07.25.2003 (Note (i))	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	160,000	160,000
	02.08.2005 (Note (ii))	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	—	240,000
Hui Hon Hing, Susanna	10.27.2000 (Note (i))	10.27.2001 to 10.27.2003	10.27.2001 to 10.27.2010	24.3600	16,000	16,000
	02.08.2005 (Note (ii))	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	—	180,000
Kwok Yuen Man, Marisa	02.08.2005 (Note (ii))	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	—	1,500,000

Notes:

(i) The share options were granted under the share option scheme of PCCW adopted on 20th September 1994, last amended and restated on 23rd May 2002.

(ii) The share options were granted under the share option scheme of PCCW adopted on 19th May 2004.

(iii) All dates are shown month/day/year.

(c) These interests included the deemed interests in 23,360 underlying shares in respect of the share options granted by PCCW to the spouse of Chow Ding Man under the share option scheme adopted on 20th September 1994, last amended and restated on 23rd May 2002.

(d) These interests included 240,000 underlying shares in respect of the shares awarded by PCCW under the share incentive award schemes, details of which are set out as follows:

				Number of options	
Name of director/ chief executive	Date of grant (Note)	Vesting period (Note)	Exercisable period (Note)	Outstanding at 01.01.2005	Outstanding at 12.31.2005
Kwok Yuen Man, Marisa	02.24.2005	02.24.2006 to 02.24.2006	02.24.2006 to 02.24.2006	—	120,000
	02.24.2005	02.24.2007 to 02.24.2007	02.24.2007 to 02.24.2007	—	120,000

Note: *All dates are shown month/day/year*

Save as disclosed above, none of the directors or chief executive of the Company or their associates had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code of the Listing Rules.

SHARE OPTION SCHEMES

Details of the Company's share option schemes are set out in note 22 to the consolidated accounts.

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

As at 31st December 2005, the following persons (other than any directors or the chief executive of the Company) were substantial shareholders of the Company (as defined in the Listing Rules) and had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of shareholder	Note(s)	Number of shares/ underlying shares held	Percentage of issued share capital
PCCW	(a) & (b)	2,372,672,256	79.35%
Huawei Tech. Investment Co., Limited	(b)	296,416,000	9.91%

Notes:

(a) PCCW indirectly holds these interests through its indirect wholly-owned subsidiary, PCCW Mobile.

(b) All the interests disclosed under this section represent long position in the shares of the Company.

Save as disclosed above, the Company had not been notified of any other person (other than any directors or the chief executive of the Company) who had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at 31st December 2005.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance in relation to the Group's business (as defined in the Listing Rules) to which the Company, its subsidiaries, its holding companies or any of its fellow subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

None of the directors of the Company has any interests in any business apart from the Group's businesses, which competes or is likely to compete, either directly or indirectly, with the Group's businesses.

CHARITABLE DONATIONS

During the year, the Group made charitable donations of approximately HK$128,000 (2004: HK$77,500).

SUBSEQUENT EVENTS

Details of the significant subsequent events are set out in note 30 to the consolidated accounts.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, there were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the listed securities of the Company.

CONNECTED TRANSACTIONS

In the period since the publication of the Company's 2004 Annual Report, members of the Group entered into (or continued to be party to) certain transactions which were "continuing connected transactions" as defined by the Listing Rules and which are subject to disclosure obligations under Chapter 14A of the Listing Rules.

The Group from time to time enters into transactions with PCCW and it subsidiaries ("PCCW Group") relating to services provided to and to be provided by the Group,

On 22nd June 2005, PCCW through PCCW Mobile acquired 1,790,134,000 shares, representing approximately 59.87% of the issued share capital of the Company (the "Acquisition") and the Company became an indirect non-wholly owned subsidiary of PCCW. Under the Hong Kong Code on Takeovers and Mergers, PCCW Mobile was required to make a mandatory unconditional cash offer (the "Offer") to acquire all the shares of the Company, other than those already owned by PCCW Mobile. Upon the closing of the Offer on 9th September 2005, PCCW Mobile owned in aggregate 2,372,672,256 shares, representing approximately 79.35% of the issued share capital of the Company.

PCCW Mobile is a substantial shareholder and connected person (as defined in the Listing Rules) of the Company. Accordingly, members of PCCW Group are connected persons of the Company under the Listing Rules and transactions between the Group and PCCW Group constitute connected transactions for the Company under the Listing Rules. Details of such transactions are as follows:

(1) On 29th July 2005, the Company announced that the Group and PCCW Group had the following continuing connected transactions (collectively the "CC Transactions"). Details of the CC Transactions have been disclosed in the Company's announcement dated 29th July 2005 ("2005 Announcement"). The CC Transactions are subject to the reporting and disclosure requirements under the Listing Rules.

(a) Provision of telecommunications services to the Group

After the Acquisition, PCCW Group continued to provide certain telecommunications services including certain types of leased circuits and interconnection capacity to the Group. The agreements were entered into before PCCW Mobile became a substantial shareholder of the Company in June 2005 and the term for the provision of such services will expire on 30th September 2006. The total charges in respect of such telecommunications services paid by the Group to PCCW Group for the year ended 31st December 2004 was approximately HK$42 million. In view of the Group's 3G network roll-out and the anticipated growth in network usage, it was expected that the total of such charges payable by the Group to PCCW Group for the year ended 31st December 2005 and for the nine months ending 30th September 2006 would not exceed HK$60 million and HK$59 million, respectively. The total charges in respect of such telecommunications services paid by the Group to PCCW Group for the year ended 31st December 2005 was approximately HK$26.3 million. The provision of such services is on normal commercial terms and in the ordinary and usual course of business of the Group.

Also, in accordance with the regulations of the Office of the Telecommunications Authority ("OFTA"), wireless operators are required to pay interconnection charges to PCCW Group for transmission of mobile calls via PCCW Group's fixed telephone network. The rates for the interconnection charges payable to PCCW Group are regulated by OFTA. Total interconnection charges paid to PCCW Group was HK$41 million for the year ended 31st December 2004. In view of the Group's 3G network roll-out and the anticipated growth in network usage, it was expected that the total of such interconnection charges payable by the Group to PCCW Group would not exceed HK$45 million and HK$53 million for the year ended 31st December 2005 and the nine months ending 30th September 2006 respectively. The total interconnection charges paid by the Group to PCCW Group for the year ended 31st December 2005 was approximately HK$20.6 million.

As the agreements were entered into with members of PCCW Group which became connected persons of the Company and the provision of such services by PCCW Group to the Group is of a continuing and recurring nature, it is subject to the reporting and disclosure requirements under Rule 14A.41 of the Listing Rules. Upon any variation or renewal of the relevant agreements, the Company will comply in full with all applicable reporting, disclosure and independent shareholders' approval requirements under Rule 14A.41 of the Listing Rules.

(b) Provision of distribution services to the Group

PCCW-HKT Network Services Limited ("NSL"), an indirect wholly-owned subsidiary of PCCW, entered into the distribution agreement with Mandarin Communications Limited ("Mandarin") on 25th July 2005, to act as one of its distributors for the distribution, promotion and sale of Mandarin's services and certain consumer products in Hong Kong with effect from 25th June 2005 (the "Distribution Agreement"). The Distribution Agreement is on normal commercial terms and in the ordinary and usual course of business of the Group and expired on 31st December 2005.

It was expected that the total commissions payable by Mandarin and the sale of consumer products to NSL under the Distribution Agreement for the year ended 31st December 2005 would not exceed HK$6 million and HK$21 million, respectively. There were no such previous transactions between the parties in this regard and these estimates were determined based on sales projections as discussed between NSL and the Group. The total commissions paid by Mandarin and the sale of consumer products to NSL for the year ended 31st December 2005 were HK$5.8 million and HK$19.7 million, respectively.

The transactions under the Distribution Agreement fall within Rule 14A.34 of the Listing Rules and are only subject to the reporting and announcement requirements under Rule 14A.45 to 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements under the Listing Rules. The Company undertook to comply with the requirements under Rule 14A.36 of the Listing Rules if the aggregate value of such transactions exceeds such amounts for the year ended 31st December 2005, or when the Distribution Agreement is renewed or there are material changes to the terms of the Distribution Agreement.

The Board, including the Independent Non-executive Directors of the Company, reviewed and confirmed that the CC Transactions for the year ended 31st December 2005 were entered into:

(i) in the ordinary and usual course of the business of the Group;

(ii) either on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; and

(iii) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

In addition, the Auditors of the Company confirmed to the Board in writing in respect of the CC Transactions for the year ended 31st December 2005 that the CC Transactions:

(i) were approved by the Board;

(ii) were in accordance with the pricing policies of the Group if the CC Transactions involve provision of goods or services by the Group;

(iii) were entered into in accordance with the relevant agreements governing the CC Transactions; and

(iv) did not exceed the specified aggregate value of each of the CC Transactions for the year ended 31st December 2005 disclosed in the 2005 Announcement.

(2) On 12th January 2006, the Company further announced that members of the Group and members of PCCW Group have entered into the following agreements, which also constitute continuing connected transactions of the Company under the Listing Rules. Given the anticipated recurring nature of these transactions, a maximum aggregate annual value for each category of transactions ("Annual Cap") has been set by the Company, details of which have been disclosed in the Company's announcement dated 12th January 2006 (the "2006 Announcement").

(a) Provision of distribution services to the Group

Agreements date:	10th January 2006
Parties:	Mandarin; and NSL.
Summary:	Mandarin has appointed NSL to act as one of its distributors for the distribution, promotion and sale of Mandarin's services and certain consumer products in Hong Kong. As regards the consumer products, these are purchased by NSL from Mandarin and may then be re-sold by NSL. NSL is entitled to retain the difference between the price paid to Mandarin and the retail price. As regards the commissions payable to NSL, Mandarin is required to compile monthly sales reports showing total sales proceeds returnable to Mandarin and total commissions payable to NSL. The two figures may be set off against each other with the balance returnable to Mandarin within 60 days after the issuance of the report. The Directors are satisfied that the agreements are on normal commercial terms.
Duration:	The agreements expire on 31st December 2006, but may be terminated earlier, should either party give to the other not less than 15 days' notice.
Annual Caps for the year ending 31st December 2006:	HK$28 million in respect of sales commissions payable by Mandarin and HK$28 million in respect of consumer products sold to NSL for resale purposes. The projected sales commissions and projected sales to NSL, as determined by reference to estimated sales commissions and estimated sales referred to in the Distribution Agreement, are in excess of the Annual Cap. However, until independent shareholders' approval is obtained for, among other things, higher caps, the Company will adhere to the Annual Caps (or otherwise discontinue the arrangements before the Annual Caps are exceeded).

(b) Wholesale of 2G and 3G mobile telecommunications services to PCCW Group

Agreements date:	10th January 2006
Parties:	Mandarin and SUNDAY 3G (Hong Kong) Limited ("SUNDAY 3G"), an indirect wholly-owned subsidiary of the Company; and PCCW-HKT Telephone Limited ("HKTC"), an indirect wholly-owned subsidiary of PCCW.
Summary:	Mandarin and SUNDAY 3G have agreed to wholesale certain 2G and 3G mobile telecommunications services, respectively, to HKTC so as to enable HKTC to repackage, promote, distribute and resell those services in Hong Kong. The charges payable by HKTC to Mandarin and SUNDAY 3G are on normal commercial terms. SUNDAY 3G shall issue and send invoices together with a call detail record file to HKTC at such intervals as both parties may agree. In the absence of dispute raised by HKTC within 14 days upon receipt, the invoices are deemed accepted and HKTC shall settle the invoices within 30 days from the date of receipt of the invoices. The Directors are satisfied that the agreements are on normal commercial terms.
Duration:	The agreements expire on 31st December 2006, but may be terminated earlier (in respect of all or any of the services provided), should either party give to the other not less than 60 days' notice.
Annual Cap for the year ending 31st December 2006:	HK$28 million. The Company anticipates sales to HKTC in excess of the Annual Cap. However, until independent shareholders' approval is obtained for, among other things, a higher cap, the Company will adhere to the Annual Cap stated (or otherwise discontinue the arrangement before the Annual Cap is exceeded).

(c) Provision of IDD wholesale service to the Group

Agreement date:	10th January 2006
Parties:	HKTC; and Mandarin.
Summary:	HKTC has agreed to provide international direct dial ("IDD") wholesale capacity to Mandarin for the carriage of voice and data from certain inter-connection points within Hong Kong to certain destinations outside Hong Kong. The charges are on normal commercial terms. HKTC will provide to Mandarin within 15 days after expiration of each calendar month a statement setting out the amount due and to be paid to HKTC for the IDD wholesale services provided in that month. Mandarin shall pay the amount set out in such statement to HKTC within 30 days after the date of such statement, subject to bona fide dispute made in accordance with the terms of the agreement. The Directors are satisfied that the agreement is on normal commercial terms.
Duration:	The agreement expires on 31st December 2006, but may be terminated earlier, should either party give to the other not less than 30 days' notice.
Annual Cap for the year ending 31st December 2006:	HK$2 million, being an estimate principally determined by reference to charges to be incurred by Mandarin on IDD capacity.

(d) Handset mobile trade-in programme

Agreement date:	10th January 2006
Parties:	PCCW Directories Limited ("PDL"), an indirect wholly-owned subsidiary of PCCW; and Mandarin.
Summary:	Mandarin has appointed PDL on an exclusive basis to collect trade-in mobile handsets surrendered to Mandarin via the Company's retail shops and other channels. PDL will purchase those trade-in mobile handsets on the basis of an agreed price schedule. The settlement of trade-in value by PDL to Mandarin shall be settled on a monthly basis by the group accounting system or by cheque if such system is not available. The Directors are satisfied that the agreement is on normal commercial terms.
Duration:	The agreement expires on 31st December 2006, but may be terminated earlier, should either party give to the other not less than 30 days' notice.

Annual Cap for the year ending 31st December 2006:	HK$6 million, being an estimate principally determined by reference to a similar handset trade-in programme operated between late September 2005 and 31st December 2005, the details of which were not required to be announced on the basis of the de-minimis sums involved.

(e) *Provision of call centre services for the benefit of the Group*

Agreement date:	10th January 2006
Parties:	Mandarin; and PCCW Teleservices (Hong Kong) Limited ("PCCW Teleservices"), an indirect wholly-owned subsidiary of PCCW.
Summary:	The Group has decided to outsource its call centre services to PCCW Teleservices, given the need for increased customer services capacity and the anticipated growth in network usage and subscriber's base. These amounts payable include a set up fee to be made prior to May 2006 and a monthly service fee to be calculated based on the headcount of operators involved. The Directors are satisfied that the agreement is on normal commercial terms.
Duration:	The agreement expires on 31st July 2006.
Annual Cap for the year ending 31st December 2006:	The amounts payable by Mandarin have been capped at HK$28 million. The aggregate projected charges for 2006 exceed HK$28 million. However, until independent shareholders' approval is obtained for, among other things, a higher cap, the Company will adhere to the Annual Cap stated (or otherwise discontinue the arrangement before the Annual Cap is exceeded).

(f) *Provision of systems integration and operations to the Group*

Agreement date:	10th January 2006
Parties:	PCCW Powerbase Data Center Services (HK) Limited ("PCCW Powerbase"), an indirect wholly-owned subsidiary of PCCW; and Mandarin.

Summary:	PCCW Powerbase has agreed to provide data centre management services and IT network support services to Mandarin. The amounts payable under the agreement include a set up charge payable in January 2006 and a service charge payable every month in advance. The Directors are satisfied that the agreement is on normal commercial terms.
Duration:	The agreement expires on 31st December 2006.
Annual Cap for the year ending 31st December 2006:	HK$13 million, being the value of the agreement, based upon the Company's estimate of the system upgrades and equipment replacement costs for 2006.

(g) *Sale of mobile plans by the Group to PCCW Group*

Agreement date:	10th January 2006
Parties:	Mandarin; and PCCW-HKT Limited ("HKTL"), an indirect wholly-owned subsidiary of PCCW.
Summary:	HKTL has agreed to acquire certain telecommunications services from Mandarin to the extent that such services will be provided or made available to HKTL's authorised users (comprising different packages of mobile phone services offered by the Group). At the end of each billing cycle, Mandarin shall send an invoice for the preceding billing cycle, and in the absence of dispute raised by HKTL within 10 days upon receipt of the invoice, the invoice shall be payable within 45 days from the date thereof. The Directors are satisfied that the agreement is on normal commercial terms, being in the same form as entered into with the Group's corporate customers generally.
Duration:	The agreement expires on 31st December 2006, but may be terminated earlier should either party give to the other not less than 3 months' notice.
Annual Cap for the year ending 31st December 2006:	HK$6 million, based upon internal projections of the number of users who will be authorised by HKTL to sign up for the services during 2006.

(h) *Provision of office space to the Group*

Agreement date:	10th January 2006
Parties:	PCCW Services Limited ("PCCWS"), a direct wholly-owned subsidiary of PCCW; and Mandarin.
Summary:	PCCWS has agreed to provide office space to Mandarin at PCCW Tower, TaiKoo Place, Quarry Bay, Hong Kong. The amount payable by Mandarin to PCCWS under the agreement shall be payable in arrears on a monthly basis against PCCWS' invoice. Within 14 days following the end of each month, PCCWS shall prepare and send to Mandarin a breakdown/invoice giving details of the charge for the precedent month. The Company shall duly settle the invoice within 14 days thereafter. The Directors are satisfied that the agreement is on normal commercial terms.
Duration:	The agreement expires on 31st December 2006.
Annual Cap for the year ending 31st December 2006:	HK$4 million, based upon an apportionment of the costs according to the space to be occupied by the staff of the Group.

(i) *Provision of facility management services to the Group*

Summary:	Mandarin (in respect of 2G telecommunications services) and SUNDAY 3G (in respect of 3G telecommunications services) have entered into various agreements with HKTC relating to the provision by HKTC of facility management services to Mandarin and SUNDAY 3G at 14 exchanges buildings owned by HKTC in Hong Kong. The services relate to management services in respect of radio equipment at what are known as 'facility management sites' necessary for the provision of mobile telephone services. The agreements in respect of 4 such facility management sites pre-dated PCCW Mobile's ownership of shares in the Company. The agreement in respect of 10 such facility management sites was entered into on 10th January 2006.

There is a minimum commitment period in respect of each such facility management site of two years from when the facility management site is made ready for use. That two-year period has already expired in respect of the 4 facility management sites referred to above. After the expiry of the two-year minimum commitment period in respect of any facility management site, the service to the facility management site is terminable by either party on giving 6 months' notice. (Mandarin (in respect of 2G telecommunications services) and SUNDAY 3G (in respect of 3G telecommunications services) has the right to terminate the respective service to any facility management site within the relevant two-year minimum commitment period subject to paying the outstanding charges). Unless terminated earlier, the arrangements in respect of the above 14 facility management sites will expire on 31st December 2008.

In addition, Mandarin has entered into a licence agreement with Netcare Limited, an indirect wholly-owned subsidiary of PCCW, in respect of the licence of a mobile facility management site at the exchange building in Chek Lap Kok. The licence period expires on 31st May 2007 but may be terminated earlier by Mandarin on giving 1 month's notice to Netcare Limited.

The aggregate annual fees payable by the Group in respect of the 15 facility management sites is approximately HK$2 million. Moreover, when the Group is to terminate all of its existing commitments in respect of the abovementioned 15 facility management sites, it would have to pay an aggregate amount of approximately HK$2.7 million, inclusive of all amounts payable in respect of notice periods in respect of each facility management site. Invoice amounts in respect of charges payable to HKTC under the agreements are due in full within 30 calendar days from the date of issue of the invoice or next working day if it is a holiday. All invoices must be settled in HK$ by company or bank cheque made payable to HKTC or by electronic transfer to the nominated bank account of HKTC. Payment must be credited to HKTC on or before the invoice due date.

The Directors are satisfied that each of the agreements is on normal commercial terms.

Annual Caps for each of three years ending 31st December 2008: HK$4 million per annum, representing the aggregate annual fee commitment contracted for to date of HK$2 million plus a contingency of approximately HK$2 million to cater for additional fees in respect of further facility management sites that may be required, in each case on substantially the same terms as the existing agreements.

(j) *Offer letters in respect of telephone exchanges*

- Summary:

HKTC and Mandarin have entered into an offer letter dated 1st September 2005 whereby HKTC proposes to grant Mandarin a licence to occupy part of HKTC's telephone exchange at Yau Tong, Kowloon for the purpose of enabling Mandarin to provide a switching centre facility. The grant of any licence is subject to the waiver approval of the Director of Lands and such licence will run for a term of 3 years commencing from the date of such approval. As at the date of this report, the approval has yet to be received. The licence fee will be equal to the market value prescribed in, or otherwise derived from, the waiver approval mentioned above.

With effect from 1st September 2005 and until commencement of the licence or 31st December 2006 whichever is earlier, Mandarin has a right of access to the site to enable Mandarin to design, co-ordinate and implement the fitting out works, in consideration for which Mandarin pays a fitting out administration fee of approximately HK$90,000 per month.

In addition, HKTC and Mandarin have entered into an offer letter dated 10th January 2006 whereby HKTC proposes to grant Mandarin a licence to occupy a portion of the telephone exchange in Lai Chi Kok, Kowloon owned by HKTC as office space. The grant of any licence is subject to the waiver approval of the Director of Lands and such licence will run for a term of 1 year commencing from the date of such approval. As at the date of this report, the approval has yet to be received. The licence fee will be equal to the market value prescribed in, or otherwise derived from, the above-mentioned waiver approval.

With effect from 1st January 2006 and until commencement of the licence or 31st December 2006, whichever is earlier, Mandarin has a right of access to the site to enable Mandarin to design, co-ordinate and implement the fitting-out works, in consideration for which Mandarin pays a fitting-out administration fee of approximately HK$209,000 per month.

The Directors are satisfied that both offer letters are on normal commercial terms.

Annual Cap for the year ending 31st December 2006:	HK$4 million, representing the aggregate annual monthly fitting-out administration fees for the two telephone exchanges plus a contingency to cater for additional fitting-out administration fees in respect of further space that may be required at any telephone exchange of HKTC if the Directors consider it appropriate. It is not anticipated that the rights of access arrangements will need to run beyond 31st December 2006 as the decision of the Director of Lands is, for each exchange, expected to be made within the year. As and when the licences are settled and the licence fees are determined, the Company will make a further announcement and, as necessary, comply with the independent shareholders' approval requirements of the Listing Rules.

(k) *Design and build of mobile switching centres for the Group*

Letter of award date:	10th January 2006
Parties:	Cascade Limited ("Cascade"), an indirect wholly-owned subsidiary of PCCW; and Mandarin.
Summary:	Mandarin has awarded Cascade the contract to design and build the new mobile switching centre at Yau Tong exchange referred to in the above offer letter, following a tender process. As noted above, use of the site for this purpose remains subject to the waiver approval of the Director of Lands. The Directors are satisfied that the contract has been awarded on normal commercial terms.
Duration:	Completion in respect of the design and build of the Yau Tong exchange is to occur on or before 31st December 2006. In light of the expected increase in 3G usage, the Directors anticipate that it may be necessary to tender for the design and build of additional switching centres before 31st December 2006 and wish to provide for the flexibility of awarding some or all of that work to Cascade if the Directors perceive the Cascade tender(s) to be best for the Group.
Annual Cap for the year ending 31st December 2006:	HK$28 million (comprising the HK$15 million costs applicable to the Yau Tong project and a contingency of approximately the same amount for further switching centre(s)). To the extent that the design and build of the switching centres has not been completed within 2006, the Company will make a further announcement in due course and, as applicable, set annual caps for 2007 and beyond.

(l) Provision of logistics support by PCCW Group

The Group has entered into two agreements (the "Logistic Support Agreements") with PCCW Group applicable to the provision of certain logistical and administrative support to the Group. Details of the Logistic Support Agreements are as follow:

Agreement date:	10th January 2006
Parties:	Power Logistics Limited ("Power Logistics"), an indirect wholly-owned subsidiary of PCCW; and Mandarin.
Summary:	Power Logistics will provide logistical support to the Group, including printing and mailing services, in consideration for the payment by Mandarin of charges to be agreed with Power Logistics on project by project basis. The service charges under the agreement shall be payable in arrears on a monthly basis against Power Logistics' invoice. Within 14 days following the end of each month, Power Logistics shall prepare and send to Mandarin a breakdown/invoice giving details of the service charge for the precedent month. Mandarin shall duly settle the invoice within 30 days thereafter. The Directors are satisfied that the agreement is on normal commercial terms.
Duration:	The agreement expires on 31st December 2006 but may be terminated earlier should either party give to the other one month's notice in advance.
Agreement date:	10th January 2006
Parties:	HKTC; and Mandarin.
Summary:	HKTC will provide procurement, purchasing and supply consulting services to Mandarin designed to enhance the Group's purchasing of services and products applicable to all aspects of its business operations, including to provide consulting services for Mandarin to procure data centres, switch and site construction and facility management leasing. For procurement or purchases, Mandarin shall make payment to HKTC directly as per the payment terms and manner agreed in the purchase order. For charges other than those for procurement or purchases, Mandarin shall make payment to HKTC on monthly basis in respect of the said services and products against HKTC's invoice. Within 14 days following the end of each month, HKTC shall prepare and send to Mandarin a breakdown/invoice giving details of the service charge for the precedent month. Mandarin shall duly settle the invoice within 30 days thereafter. The Directors are satisfied that the Agreement is on normal commercial terms.

Duration:	The agreement expires on 31st December 2006 but may be terminated earlier should either party give to the other three months' notice in advance.
Annual Cap for the year ending 31st December 2006:	A combined Annual Cap of HK$6 million has been set in respect of the Logistic Support Agreements based on an estimate of the anticipated costs.

As the relevant percentage ratios (as defined in the Listing Rules) applicable to the Annual Cap in respect of each category of continuing connected transaction exceed 0.1% but are less than 2.5%, each category of transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules. The Company will comply with the requirements of Rule 14A.36 if the aggregate value of transactions within each category described above exceeds the stated Annual Cap for the relevant category of transactions during the period ending 31st December 2006, or when the relevant agreements applicable to the relevant category of transactions is renewed or is subject to material changes.

The Directors believe that each of the continuing connected transactions described above stands to benefit from the synergies afforded by virtue of the various transactions, in particular by enabling the Group to leverage on the infrastructure and distribution networks of PCCW Group.

The Directors (including the Independent Non-executive Directors) are of the opinion that the transactions entered into pursuant to the various agreements and offer letters set out above are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Directors will monitor the transactions undertaken within each category of continuing connected transactions identified in the 2006 Announcement with a view to ensuring adherence to the relevant Annual Cap. The Company anticipates that the total value of the transactions within certain of the categories identified above will exceed the respective Annual Caps. However, until independent shareholders' approval for higher caps has been obtained, the Company will adhere to the relevant Annual Cap stated or otherwise discontinue the arrangements before the relevant Annual Cap is exceeded.

RELATED PARTY TRANSACTIONS

Details of the related party transactions undertaken in normal courses of business are set out in note 28 to the consolidated accounts. In relation to those related party transactions constituted connected transactions under the Listing Rules, they have complied with applicable requirements in accordance with the Listing Rules.

PUBLIC FLOAT

Upon closing of the Offer on 9th September 2005, PCCW Mobile owned in aggregate 2,372,672,256 shares, representing approximately 79.35% of the issued share capital of the Company. The Company is required to restore sufficient public float of at least 25% of the issued share capital of the Company as required under Rule 8.08 of the Listing Rules and application has been made to the Stock Exchange on waiver from strict compliance with Rule 8.08(1)(a) of the Listing Rules. The Company has previously been granted two one-month waivers by the Stock Exchange from strict compliance with Rule 8.08(1)(a) of the Listing Rules during the period from 9th September 2005 to 8th October 2005 and the period from 9th October 2005 to 8th November 2005. On the expiry of the second waiver on 8th November 2005, the Company was granted a further waiver from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period from 9th November 2005 up to (i) the date of the withdrawal of the listing of the shares of the Company on the Stock Exchange following the scheme of arrangement in relation to the proposed privatisation of the Company having become effective; or (ii) in the event that the proposed privatisation of the Company did not proceed, the date which is one month after the Company first becomes aware that the proposed privatisation of the Company will not proceed ("One-month Period").

As the scheme of arrangement in relation to the proposed privatisation of the Company was disapproved at the court meeting of the Company's independent shareholders held on 15th December 2005, the Company is required to restore sufficient public float of at least 25% of the issued share capital of the Company as required under Rule 8.08 of the Listing Rules within the One-month Period ending on 15th January 2006. The Company has applied for and was granted three additional one-month waivers from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period from 16th January 2006 to 15th February 2006, the period from 16th February 2006 to 15th March 2006 and the period from 16th March 2006 to 15th April 2006.

Details of the above public float arrangements have been disclosed in the joint announcement issued by the Company and PCCW on 9th September 2005, the joint announcements issued by the Company, PCCW Mobile and PCCW on 27th September 2005, 13th October 2005 and 9th November 2005, and the announcements issued by the Company on 10th October 2005, 12th January 2006, 15th February 2006 and 16th March 2006.

AUDITORS

The consolidated accounts for the financial year ended 31st December 2005 have been audited by PricewaterhouseCoopers who will retire upon the conclusion of the forthcoming annual general meeting. A resolution for the re-appointment of PricewaterhouseCoopers as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

On behalf of the Board

Alexander Anthony Arena
Chairman
Hong Kong,

29th March 2006

AUDITORS' REPORT TO THE SHAREHOLDERS OF
SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)

We have audited the accounts on pages 47 to 99 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2005 and the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 29th March 2006

Consolidated Profit and Loss Account

For the year ended 31st December 2005

	Note(s)	2005 HK$'000	2004 HK$'000 (Restated) (Note 31)
Mobile services		993,481	1,031,689
Sales of mobile phones and accessories		165,958	126,920
Turnover	5	1,159,439	1,158,609
Cost of inventories sold and services provided	6	(435,490)	(356,479)
Gross profit		723,949	802,130
Other revenues		4,747	3,058
Network costs		(319,890)	(255,744)
Depreciation	15	(225,939)	(228,645)
Rent and related costs		(42,945)	(38,264)
Salaries and related costs	13	(140,043)	(128,889)
Advertising, promotion and other selling costs		(70,336)	(57,829)
Amortisation expense	16	(31,592)	(25,978)
Other operating costs		(53,528)	(39,126)
(Loss)/Profit from operations	5 & 7	(155,577)	30,713
Interest income		676	218
Finance costs	8	(42,080)	(26,300)
Share of loss from a joint venture	17	—	(258)
(Loss)/Profit attributable to shareholders for the year	10	(196,981)	4,373
(Loss)/Earnings per share (basic and diluted)	11	(6.6 cents)	0.15 cents

Consolidated Balance Sheet

As at 31st December 2005

	Note(s)	2005 HK$'000	2004 HK$'000 (Restated) (Note 31)
Non-current assets			
Fixed assets	15	1,385,255	1,064,947
Intangible assets	16	847,916	794,292
Investment in a joint venture	17	—	—
Deposits and prepayments	20	25,964	—
Restricted cash deposits	18	822	1,130
		2,259,957	1,860,369
Current assets			
Inventories	19	24,397	13,868
Trade receivables, net	20	76,508	73,665
Deposits, prepayments and other receivables	20	288,030	108,831
Amounts due from fellow subsidiaries	20 & 28	2,506	—
Cash and cash equivalents		33,409	114,565
		424,850	310,929
Current liabilities			
Trade payables	21	48,584	60,227
Other payables and accrued charges		233,198	205,841
Subscriptions received in advance		72,056	68,847
Amounts due to fellow subsidiaries	21 & 28	7,183	—
Amount due to ultimate holding company	28	2,033	—
Current portion of obligations under finance leases	23	937	—
		363,991	334,915
Net current assets/(liabilities)		60,859	(23,986)
		2,320,816	1,836,383

Consolidated Balance Sheet

As at 31st December 2005

	Note(s)	2005 HK$'000	2004 HK$'000 (Restated) (Note 31)
Financed by:			
Share capital	22	299,000	299,000
Reserves		214,263	411,244
Shareholders' equity		513,263	710,244
Long-term liabilities			
3G Licence fees liability	2(b)	582,334	532,460
Long-term vendor loans	23	—	592,740
Loans from fellow subsidiaries	23 & 28	1,203,780	—
Obligations under finance leases - long term portion	23	1,241	—
Asset retirement obligations	2(b)	17,839	—
Subscriptions received in advance		2,359	939
		1,807,553	1,126,139
		2,320,816	1,836,383

Approved by the Board of Directors on 29th March 2006 and signed on behalf of the Board by

Alexander Anthony Arena
Chairman

Hui Hon Hing, Susanna
Director

Company Balance Sheet

As at 31st December 2005

	Note(s)	2005 HK$'000	2004 HK$'000
Non-current assets			
Investments in subsidiaries	29	2,336,215	2,348,891
Current assets			
Prepayments and other receivables		888	1,163
Cash and cash equivalents		76	77
		964	1,240
Current liabilities			
Other payables and accrued charges		922	1,269
Net current assets/(liabilities)		42	(29)
		2,336,257	2,348,862
Financed by:			
Share capital	22	299,000	299,000
Reserves		2,037,257	2,049,862
Shareholders' equity		2,336,257	2,348,862

Approved by the Board of Directors on 29th March 2006 and signed on behalf of the Board by

Alexander Anthony Arena
Chairman

Hui Hon Hing, Susanna
Director

Statement of Changes in Shareholders' Equity

For the year ended 31st December 2005

Group

	Note(s)	Share capital HK$'000	Reserve arising from reorganisation HK$'000	Share premium HK$'000	Accumulated losses HK$'000	Total shareholders' equity HK$'000
As at 1st January 2004, as previously reported		299,000	1,254,000	2,124,424	(2,979,520)	697,904
Prior year adjustment in respect of capitalisation of subscriber acquisition costs	2(b)	—	—	—	7,967	7,967
As at 1st January 2004, as restated		299,000	1,254,000	2,124,424	(2,971,553)	705,871
Profit for the year, as previously reported		—	—	—	5,544	5,544
Prior year adjustment in respect of capitalisation of subscriber acquisition costs	2(b)	—	—	—	(1,171)	(1,171)
Profit for the year, as restated		—	—	—	4,373	4,373
As at 31st December 2004, as restated		299,000	1,254,000	2,124,424	(2,967,180)	710,244
As at 1st January 2005, as previously reported		299,000	1,254,000	2,124,424	(2,973,976)	703,448
Prior year adjustment in respect of capitalisation of subscriber acquisition costs	2(b)	—	—	—	6,796	6,796
As at 1st January 2005, as restated		299,000	1,254,000	2,124,424	(2,967,180)	710,244
Loss for the year		—	—	—	(196,981)	(196,981)
As at 31st December 2005		299,000	1,254,000	2,124,424	(3,164,161)	513,263

Statement of Changes in Shareholders' Equity

For the year ended 31st December 2005

Company

	Share capital HK$'000	Share premium HK$'000	Accumulated losses HK$'000	Total shareholders' equity HK$'000
As at 1st January 2004	299,000	2,124,424	(64,445)	2,358,979
Loss for the year	—	—	(10,117)	(10,117)
As at 31st December 2004	299,000	2,124,424	(74,562)	2,348,862
As at 1st January 2005	299,000	2,124,424	(74,562)	2,348,862
Loss for the year	—	—	(12,605)	(12,605)
As at 31st December 2005	299,000	2,124,424	(87,167)	2,336,257

Consolidated Cash Flow Statement

For the year ended 31st December 2005

	Note(s)	2005 HK$'000	2004 HK$'000 (Restated) (Note 31)
Net cash inflow from operating activities	24(a)	31,876	209,714
Investing activities			
Advance to a joint venture		—	(258)
Purchases of fixed assets		(512,594)	(143,387)
Proceeds from disposals of fixed assets		38	163
Decrease in restricted cash deposits		308	210,212
Payment of subscriber acquisition costs	16	(34,602)	(24,807)
Payment of financing costs	8	(740)	(4,611)
Net cash (outflow)/inflow from investing activities		(547,590)	37,312
Financing activities			
Repayment of bank loans		—	(240,000)
Repayment of long-term vendor loans		(859,921)	(556,324)
Increase in long-term vendor loans		98,420	572,917
Increase in loans from fellow subsidiaries		1,203,780	—
Payment of loan financing charges		(6,855)	(11,467)
Capital element of finance lease payments		(866)	—
Net cash inflow/(outflow) from financing activities		434,558	(234,874)
(Decrease)/Increase in cash and cash equivalents		(81,156)	12,152
Cash and cash equivalents at 1st January		114,565	102,413
Cash and cash equivalents at 31st December		33,409	114,565
Analysis of balances of cash and cash equivalents			
Bank balances and cash		33,409	114,565

1 GROUP ORGANISATION

SUNDAY Communications Limited (the "Company" or "SUNDAY") was incorporated in the Cayman Islands on 24th November 1999 as a company with limited liability under the Companies Laws (Revised) of the Cayman Islands. The Company and its subsidiaries (together the "Group") is a developer and provider of wireless communications and data services in Hong Kong. The Group was granted a licence in July 1996 to construct and operate a digital PCS network, and began commercial operations in September 1997 when it introduced its GSM 1800 mobile telephone services. The Group offers mobile services under the brand name "SUNDAY". The Group was also granted a mobile carrier licence in Hong Kong in October 2001 to construct and operate a third generation ("3G") network. On 12th June 2005, the Group trial launched its 3G data card service.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

On 13th June 2005, PCCW Mobile Holding No. 2 Limited ("PCCW Mobile"), an indirect wholly-owned subsidiary of PCCW Limited ("PCCW"), entered into two conditional sale and purchase agreements with Distacom Communications Limited, USI Holdings Limited and Townhill Enterprises Limited to purchase approximately 59.87% of the Company's issued share capital. As a result, as at 22nd June 2005, PCCW became the ultimate holding company of the Company.

Under the Hong Kong Code on Takeovers and Mergers, PCCW Mobile was required to make a mandatory unconditional cash offer for all of the Company's issued shares, other than the shares already held by PCCW Mobile (the "Offer"). The Offer closed on 9th September 2005. Taking into account the valid acceptances tendered under the Offer, as at 9th September 2005, PCCW Mobile owned approximately 79.35% of the Company's issued share capital.

The Company is required to restore sufficient public float of at least 25% of the issued share capital of the Company as required under Rule 8.08 of the Listing Rules. The Company has applied for and was granted waivers from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a period from 9th September 2005 to 15th April 2006. Details of these arrangements have been disclosed in the joint announcement issued by the Company and PCCW on 9th September 2005, the joint announcements issued by the Company, PCCW and PCCW Mobile on 27th September 2005, 13th October 2005 and 9th November 2005 and also announcements issued by the Company on 10th October 2005, 12th January 2006, 15th February 2006 and 16th March 2006.

The principal place of business of the Company in Hong Kong was located at 13th Floor, Warwick House, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong Special Administrative Region ("HKSAR"), The People's Republic of China (the "PRC"), and was changed to 39th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, HKSAR, the PRC, with effect from 16th December 2005.

These consolidated accounts which have been approved for issue by the Board of Directors on 29th March 2006, are presented in thousands of units of Hong Kong Dollars (HK$'000), unless otherwise stated.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

a. Statement of compliance

The consolidated accounts have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual HKFRSs, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new/revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1st January 2005.

b. Basis of preparation

The consolidated accounts for the year ended 31st December 2005 incorporate the accounts of the Company and its subsidiaries.

The consolidated accounts have been prepared under the historical cost convention, except for certain financial assets and financial liabilities which are carried at fair values.

During the year, the Group has adopted the new/revised HKFRSs below, which are relevant to its operations. The 2004 comparatives have been restated, as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKFRS 2	Share-based Payment

b. Basis of preparation

The adoption of HKASs 1, 2, 7, 8, 10, 12, 14, 17, 18, 19, 21, 23, 24, 27, 31, 32, 33, 36, 37 and HKFRS 2 had no material effect on the Group's accounting policies. The effect of the adoption of certain new/revised HKFRSs, which results in substantial changes to accounting policies, is set out below.

i. Asset retirement obligations (HKAS 16)

The adoption of HKAS 16 has resulted in a change in accounting policy relating to recognition of fixed assets and liabilities subject to retirement obligations at fair values.

ii. Definition of related parties (HKAS 24)

As a result of the adoption of HKAS 24, the definition of related parties has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had the Statement of Standard Accounting Practice 20 "Related Party Disclosures" still been in effect.

iii. Recognition of intangible asset – 3G Licence (HKAS 38)

The adoption of HKAS 38 has resulted in a change in accounting policy relating to the recognition of the fees and royalties payable for the third generation licence for telecommunications services (the "3G Licence"). The 3G Licence is considered an intangible asset representing the right to provide the specified telecommunications services, rather than a right to use an identifiable asset, by deploying the radio spectrum allocated by the Office of the Telecommunications Authority ("OFTA") to the licence holder under the terms of the licence. In order to measure the intangible asset, HKAS 39 Financial Instruments: Recognition and Measurement is applied for recognition of the minimum annual fees and royalty payments as they constitute a contractual obligation to deliver cash and, hence, should be considered a financial liability. As a result, capitalised minimum annual payments together with the interest accrued prior to commercial launch, are classified as an intangible asset and amortised on the straight-line basis over the remaining licence period from the date the asset is ready for its intended use. Interest is accrued on the outstanding minimum annual fees and charged to finance costs in the consolidated profit and loss account after the commercial launch. Variable annual payments on top of the minimum annual payments, if any, are recognised in the consolidated profit and loss account as incurred.

iv. Recognition of intangible assets – subscriber acquisition costs (HKAS 38)

Costs to acquire contractual relationships with mobile subscribers are capitalised if it is probable that there will be an inflow of expected future economic benefits from the subscribers to the Group and such costs can be measured reliably. Capitalised subscriber acquisition costs are amortised on the straight-line basis over the minimum contractual period.

v. *Rental deposits and prepaid operating rental expenses (HKAS 39)*

The adoption of HKAS 39 has required the Group to recognise rental deposits relating to cell sites, switch centres, shops and offices as financial assets at fair values. As a result, the difference between nominal and fair values of the deposits is treated as prepaid operating rental expenses. The prepayments are then amortised over the remaining lease terms of the respective cell sites, shops and offices, while the rental deposits generate deemed interest income over the remaining lease terms.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than HKAS 39 which recognises all derivatives at fair values in the balance sheet on 1st January 2005 and adjusts the balance to retained earnings as at that date.

The adoption of HKAS 16 resulted in:

	As at 31st December	
	2005 HK$'000	2004 HK$'000
Increase in fixed assets	16,328	—
Increase in accumulated losses	1,511	—
Increase in asset retirement obligations	(17,839)	—

	For the year ended 31st December	
	2005 HK$'000	2004 HK$'000
Increase in loss attributable to shareholders	1,511	—
Increase in loss per share (basic and diluted)	0.05 cents	—

The adoption of HKAS 38 resulted in:

	As at 31st December	
(a) 3G Licence	2005 HK$'000	2004 HK$'000
Increase in intangible assets	838,110	787,496
Decrease in fixed assets	(214,109)	(163,369)
Decrease in prepayment for 3G Licence	(41,667)	(91,667)
Increase in long-term liabilities	(582,334)	(532,460)

(b) Subscriber acquisition costs	As at 31st December	
	2005 HK$'000	2004 HK$'000
Increase in intangible assets	9,806	6,796
Decrease in accumulated losses	(9,806)	(6,796)

	For the year ended 31st December	
	2005 HK$'000	2004 HK$'000
Decrease in (loss)/profit attributable to shareholders	(3,010)	1,171
Decrease in (loss)/earnings per share (basic and diluted)	(0.10 cents)	0.04 cents

The adoption of HKAS 39 resulted in:

	As at 31st December	
	2005 HK$'000	2004 HK$'000
Increase in prepaid operating rental expenses – non-current assets (Note (a))	2,354	—
Increase in rental deposits – non-current assets (Note (a))	23,610	—
Increase in prepaid operating rental expenses – current assets (Note (b))	928	—
Decrease in rental deposits - current assets (Note (b))	(26,891)	—
Decrease in accumulated losses	(1)	—

	For the year ended 31st December	
	2005 HK$'000	2004 HK$'000
Decrease in loss attributable to shareholders	(1)	—
Decrease in loss per share (basic and diluted)	—	—

Note (a): Classified under "Deposits and prepayments" in consolidated balance sheet.
Note (b): Classified under "Deposits, prepayments and other receivables" in consolidated balance sheet.

The preparation of consolidated accounts in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effects on the accounts and estimates with a significant risk of material adjustment in the next year are outlined in note 3.

c. Subsidiaries and controlled entities

Subsidiaries are entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

An investment in a controlled subsidiary is consolidated into the consolidated accounts from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised profits but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less impairment losses as described in note 2(h). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

d. Joint venture

A joint venture is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

Investment in a joint venture is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the joint venture's net assets, unless it is classified as held-for-sale (or included in a disposal group that is classified as held-for-sale). The consolidated profit and loss account includes the Group's share of post-acquisition, post-tax results of the joint venture for the year.

When the Group's share of losses exceeds its interest in a joint venture, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture. For this purpose, the Group's interest in the joint venture is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the joint venture.

When an indication of impairment exists, the carrying amount of the investment in a joint venture is assessed as described in note 2(h) and written down immediately to its recoverable amount.

e. Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses as described in note 2(h).

The cost of a fixed asset comprises (i) its purchase price, (ii) any directly attributable costs of bringing the asset to its working condition and location for its intended use, (iii) the initial estimate at the time of installation and during the period of use, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (iv) changes in the measurement of existing liabilities recognised for the costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the related costs can be measured reliably. All other repairs and maintenance are expensed in the consolidated profit and loss account during the financial period in which they are incurred.

Gains or losses arising from the retirement or disposal of an asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated profit and loss account on the date of retirement or disposal.

Depreciation of fixed assets is calculated to write off the cost over their estimated useful lives, using the straight-line basis. Estimated useful lives are summarised as follows:

2G Network equipment	5 to 10 years
3G Network equipment	10 years
Computer equipment	Shorter of 5 years or lease period of 1 to 3 years
Leasehold improvements	Lease periods of 2 to 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Motor vehicles	5 years

During the year, the Group has reviewed the estimated useful lives of all fixed assets, and changed the estimated useful lives of 2G network equipment from shorter of 10 years or lease period of 1 to 3 years to 5 to 10 years, with effect from 1st July 2005, as a result of change in business plan after the acquisition of a majority interest in the Company by PCCW. Such change in accounting estimate resulted in an increase in depreciation of 2G network equipment by HK$5,590,000 and HK$71,694,000 during the year ended 31st December 2005 and for the remaining useful lives respectively. Depreciation for 2G network equipment for the period from 1st January to 30th June 2005, calculated using straight-line basis over the original estimated useful lives, was HK$93,176,000; and for the period from 1st July to 31st December 2005, calculated using straight-line basis over the revised estimated useful lives, was HK$97,523,000.

Both the useful life of an asset and its residual value, if any, are reviewed and adjusted, if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable value if its carrying amount is greater than its estimated recoverable value as described in note 2(h).

f. Intangible assets

Intangible assets are stated in the consolidated balance sheet as cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses as described in note 2(h).

(i) Telecommunications licence for 3G services

The mobile carrier licence to establish and maintain a 3G network and to provide 3G services in Hong Kong (the "3G Licence") is recorded as an intangible asset. Upon the issue of the 3G Licence, the cost thereof, which is the discounted value of the minimum annual fees payable over the licence period of 15 years and directly attributable costs of preparing the asset for its intended use, is recorded together with the related obligations. Amortisation is provided on the straight-line basis over the remaining licence period from the date when the asset is ready for its intended use.

The difference between the discounted value and the total of the minimum annual fee payments represents the effective cost of financing and, accordingly, for the period prior to the asset being ready for its intended use, is capitalised as part of the intangible asset consistent with the policy for borrowing costs as set out in note 2(u). Subsequent to the date when the asset is ready for its intended use, such finance costs will be charged to the consolidated profit and loss account in the year in which they are incurred.

Variable annual payments on top of the minimum annual payments, if any, are recognised in the consolidated profit and loss account as incurred.

(ii) Subscriber acquisition costs

Costs to acquire contractual relationships with mobile subscribers are capitalised if it is probable that there will be an inflow of expected future economic benefits bringing from the subscribers to the Group and such costs can be measured reliably. Capitalised subscriber acquisition costs are amortised on the straight-line basis over the minimum contractual period. By the end of the minimum contractual period, fully amortised subscriber acquisition costs will be written off.

Costs incurred in acquiring mobile subscribers without enforceable contracts are otherwise expensed and charged to the consolidated profit and loss account under respective categories. The costs comprise the loss on sales of mobile phones and accessories to the Group and commission expenses payable to dealers for subscriptions without enforceable contracts. Revenue and cost of sales in respect of sales of mobile phones and accessories are included in telecommunications services revenue and cost of sales, respectively. The commission expenses are included in advertising, promotion and other selling costs.

g. Leases

(i) Finance leases

Leases of fixed assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair values of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is expensed in the consolidated profit and loss account over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The fixed asset acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the consolidated profit and loss account on the straight-line basis over the lease terms.

h. Impairment of assets

(i) Non-financial assets

Intangible assets not yet available for use are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair values less the costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that have suffered an impairment are also reviewed for possible reversal of the impairment at each reporting date.

(ii) Financial assets

For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed the time of the initial recognition of such assets), and recognised in the consolidated profit and loss account.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the consolidated profit and loss account. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

i. Financial assets

The Group classifies its financial assets as loans and receivables, which are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are classified as 'Trade and other receivables' in the balance sheet as described in note 2(k). Management determines the classification of a financial assets at the time of initial recognition and re-evaluates its designation at every reporting date.

Loans and receivables are carried at amortised cost using the effective interest method.

For financial assets without an active market, the Group establishes the fair values by using valuation techniques including the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. If none of the valuation techniques results in a reasonable estimate of the fair values, the investment is stated at cost less impairment losses as described in note 2(h).

Impairment testing of trade receivables is described in note 2(k).

j. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

k. Trade and other receivables

Trade and other receivables are recognised initially at fair values and subsequently measured at amortised cost using the effective interest method, less any provisions for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in cost of services within the consolidated profit and loss account.

l. Refundable deposits

Refundable deposits are received from customers who require mobile international calls and roaming services. The refundable deposits are carried at fair values and are included in other payables and accrued charges for as long as the customers require these services.

m. Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and deposits held at call with banks.

n. Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

o. Trade and other payables

Trade and other payables are initially recognised at fair values and thereafter stated at amortised cost using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

p. Borrowings

Borrowings are recognised initially at fair values less attributable transaction costs. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

Subsequent to initial recognition, borrowings are stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognised in the consolidated profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

q. Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a present legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

r. Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the consolidated profit and loss account as follows:

(i) Mobile services

Revenue from mobile services comprises connection fees and fees for usage of the Group's network and facilities by SUNDAY subscribers and international calls by such subscribers from mobile phones. Subscribers pay monthly fees for usage of the Group's network and facilities which include an agreed minimum amount of free airtime available for local and international calls. Fees for airtime in excess of the agreed minimum and international calls are charged based on usage. Revenue for usage of the Group's network and facilities is recognised in the period in which usage of such network and facilities is provided and collectibility can be reasonably assured. Revenue in respect of international calls and mobile airtime in excess of the minimum agreed amount is recognised when the respective calls are made and collectibility can be reasonably assured.

Subscriptions received in advance comprises prepaid subscription fees received from subscribers and the up-front subscription fees received from subscribers upon purchase of mobile phones. They are for provision of mobile airtime and access to the Group's network for an agreed period of time in accordance with the terms of the sales and services agreements and are deferred and amortised on the straight-line basis over the agreed period, except for prepaid subscription fees from prepaid mobile services which are recognised as revenue based on usage of the Group's network and facilities.

(ii) Sales of mobile phones and accessories

Revenue from sales of mobile phones and accessories is recognised when the mobile phones and accessories are delivered to customers and collectibility can be reasonably assured. Where a customer signs a sales and services agreement in connection with the purchase of a mobile phone and accessories from the Group and the provision of mobile services, revenue in respect of the service element of the agreement is recognised based on the fair values of the service element, which is the price the Group charges to customers who subscribe for mobile services only, without purchase of a mobile phone and accessories. The remainder of the total revenue from an agreement is allocated to revenue from the sale of the mobile phone and accessories.

(iii) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method.

s. Advertising, promotion and other selling costs

Advertising, promotion and other selling costs are charged to the consolidated profit and loss account as incurred.

t. Warranty costs

The Group is provided with warranties from certain manufacturers in respect of such manufacturers' defects on mobile phones and accessories. The Group provides warranties to customers on the sale of such mobile phones and accessories with similar terms and conditions to the warranties offered by the manufacturers.

u. Borrowing costs

Borrowing costs are expensed in the consolidated profit and loss account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale. Facility transaction costs are included in the initial measurement of loans, and are presented as deferred charges which are offset against loans and amortised using the straight-line method over the expected loan periods.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset and borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Discounts or premiums relating to borrowings, ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings, to the extent that they are regarded as adjustments to interest costs, are recognised as expenses over the period of the borrowing using the effective interest method.

v. Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated accounts. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

w. Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised as they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(ii) Retirement benefits

The Group operates defined contribution retirement schemes (including the Mandatory Provident Fund) for its employees, the assets of which are generally held in separate trustee – administered funds. The schemes are generally funded by payments from the relevant Group companies.

The Group's contributions to the defined contribution schemes are recognised as expense in the consolidated profit and loss account in the period to which the contributions relate.

(iii) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(iv) Bonus plans

The expected bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

x. Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has determined business segment information as the primary reporting format for the purposes of these consolidated accounts. No geographical segment analysis is presented as the primary operating location of the Group is in Hong Kong.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses and segment performance include transactions between segments. Inter-segment pricing is based on similar terms as those available to other external parties for similar services and such transactions are eliminated upon consolidation.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

Unallocated items mainly comprise financial assets and liabilities, interest-bearing loans, borrowings and financing expenses.

y. Foreign currencies translation

(i) Functional and presentation currency

Items included in the accounts of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated accounts are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated profit and loss account.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimations and assumptions that have a significant risk causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a. Useful lives of property, plant and equipment

The Group has significant property, plant and equipment and are required to estimate the useful lives in order to ascertain the amount of depreciation and amortisation charges for each reporting period. The annual depreciation charges are sensitive to the estimated economic useful lives the Group allocates to each type of fixed assets.

The useful lives are estimated at the time the purchases are made after considering the future technology changes, business developments and the Group's strategies. Should there be unexpected adverse changes in the circumstances or events, the Group assesses the need to shorten the useful lives and/or make impairment provisions. Indications of these unexpected adverse changes include declines in projected operating results, negative industry or economic trends, rapid advancement in technology and significant downturn in the Company's stock price.

b. Asset retirement obligations

The Group evaluates and recognises, on a regular basis, the fair values of fixed assets and obligations which arise from future reinstatement of leased properties at end of lease terms. To establish the fair values of the asset retirement obligations, estimates and judgements are applied in determining these future cash flows and the discount rate. Management estimates the future cash flows based on certain assumptions, such as the types of leased properties, probability of renewal of lease terms and restoration costs. The discount rate used is referenced to the Group's incremental borrowing rate.

c. Recognition of intangible asset – 3G Licence

In order to measure the intangible asset, HKAS 39 Financial Instruments: Recognition and Measurement is applied for recognition of the minimum annual fee and royalty payments as they constitute a contractual obligation to deliver cash and, hence, should be considered a financial liability. To establish the fair value of the licence, management recognises the contractual obligation up to the minimum annual fee and royalty payments and the discount rate used is referenced to the Group's historical weighted average cost of capital.

d. Impairment of assets

At each balance sheet date, the Group reviews internal and external sources of information to identify any indications that the following assets have not become impaired or an impairment loss previously recognised no longer exists or may have decreased:

— property, plant and equipment;
— intangible assets; and
— financial assets.

If any such indication exists, the asset's recoverable amount is estimated. In addition, in respect of intangible assets that are not yet available for use, the recoverable amount is estimated annually whether or not there is any indication of impairment. An impairment loss is recognised in the consolidated profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

The sources utilised to identify indications of impairment are often subjective in nature and the Group is required to use judgement in applying such information to its business. The Group's interpretation of this information has a direct impact on whether an impairment assessment is performed as at any given balance sheet date. Such information is particularly significant as it relates to the Group's telecommunications businesses in Hong Kong.

If an indication of impairment is identified, such information is further subjected to an exercise that requires the Group to estimate the recoverable value, representing the greater of the net selling price of such asset and its value in use. Depending on the Group's assessment of the overall materiality of the asset under review and complexity of deriving reasonable estimates of the recoverable value, the Group may perform such assessment utilising internal resources or the Group may engage external advisors to counsel the Group in making this assessment. Regardless of the resources utilised, the Group is required to make many assumptions to make this assessment, including utilisation of such asset, the cash flows to be generated, appropriate market discount rates and the projected market and regulatory conditions. Changes in any of these assumptions could result in a material change to future estimates of the recoverable value of any asset.

4. FINANCIAL RISK MANAGEMENT

Exposure to credit and market (including interest rate) risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

a. Credit risk

The Group's credit risk is primarily attributable to trade and other receivables. Management has policies in place and exposures to these credit risks are monitored on an ongoing basis.

The average credit period granted by the Group is 30 days from the date of invoice. Sales of goods and services to customers are primarily made in cash or via major credit cards and the Group does not have a significant exposure to any individual debtors.

b. Market risk

Market risks are primarily composed of foreign currency exposures and interest rate exposures derived from Group operations. The Group does not have any significant exposures to market risks. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Executive Committee, which are reviewed on a regular basis.

c. Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31st December 2005 as follows:

	2005		2004	
	Carrying amount HK$'000	Fair value HK$'000	Carrying amount HK$'000 (Restated) (Note 31)	Fair value HK$'000 (Restated) (Note 31)
3G Licence fees liability	582,334	582,334	532,460	532,460
Loans from fellow subsidiaries	1,203,780	1,203,780	—	—
Long-term vendor loans	—	—	603,148	597,199
Rental deposits (Note (i))	48,912	48,912	—	—
Subscriptions received in advance (Note (ii))	74,415	74,415	69,786	69,786
Trade receivables, net	76,508	76,508	73,665	73,665
Prepayments, other deposits and receivables	265,082	265,082	64,749	64,749
Amounts due from fellow subsidiaries	2,506	2,506	—	—

(i) Carrying amounts of rental deposits of HK$25,302,000 (2004: Nil) and HK$23,610,000 (2004: Nil) are classified under "Deposits and prepayments" in non-current assets and "Deposits, prepayments and other receivables" in current assets on the consolidated balance sheet, respectively.

(ii) Carrying amounts of subscriptions received in advance of HK$2,359,000 (2004: HK$939,000) and HK$72,056,000 (2004: HK$68,847,000) are classified under long-term liabilities and current liabilities on the consolidated balance sheet, respectively.

d. Estimation of fair values

The fair values of financial instruments are estimated set out below:

The fair values of financial instruments that are not traded in active markets are determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine the fair values for the remaining financial instruments.

The nominal values less impairment provisions for trade receivables and payables are assumed to approximate their fair values. The fair values of financial liabilities for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rates that are available to the Group for similar financial instruments.

5 SEGMENT INFORMATION

The Group is principally engaged in two business segments in Hong Kong, namely, mobile services and sales of mobile phones and accessories.

	Mobile Services 2005 HK$'000	Sales of mobile phones and accessories 2005 HK$'000	Group 2005 HK$'000
Turnover	993,481	165,958	1,159,439
Loss from operations	(88,913)	(66,664)	(155,577)
Interest income			676
Finance costs (Note 8)			(42,080)
Loss for the year			(196,981)
Segment assets	2,601,007	48,138	2,649,145
Unallocated assets			35,662
Total assets			2,684,807
Segment liabilities	905,958	59,016	964,974
Unallocated liabilities			1,206,570
Total liabilities			2,171,544
Capital expenditure (Note 15)	542,009	4,280	546,289
Depreciation (Note 15)	(223,760)	(2,179)	(225,939)
Amortisation expense (Note 16)	(31,592)	—	(31,592)
Impairment of inventory	—	(3,112)	(3,112)
Impairment of trade receivables (Note 20)	(21,988)	—	(21,988)

	Mobile Services 2004 HK$'000 (Restated) (Note 31)	Sales of mobile phones and accessories 2004 HK$'000 (Restated) (Note 31)	Group 2004 HK$'000 (Restated) (Note 31)
Turnover	1,031,689	126,920	1,158,609
Profit/(Loss) from operations	80,910	(50,197)	30,713
Interest income			218
Finance costs (Note 8)			(26,300)
Share of losses from a joint venture (Note 17)			(258)
Profit for the year			4,373
Segment assets	2,021,734	33,870	2,055,604
Unallocated assets			115,694
Total assets			2,171,298
Segment liabilities	845,430	13,395	858,825
Unallocated liabilities			602,229
Total liabilities			1,461,054
Capital expenditure (Note 15)	299,131	2,217	301,348
Depreciation (Note 15)	(226,595)	(2,050)	(228,645)
Amortisation expense (Note 16)	(25,978)	—	(25,978)
Impairment of inventory	—	(4,389)	(4,389)
Impairment of trade receivables (Note 20)	(25,573)	—	(25,573)

There are no sales or other transactions between the business segments. Segment assets consist primarily of fixed assets, inventories, trade receivables, deposits and prepayments and mainly exclude unallocated cash. Segment liabilities comprise operating liabilities and mainly exclude unallocated long-term loans. Capital expenditure comprises additions to fixed assets as set out in note 15.

6 COST OF INVENTORIES SOLD AND SERVICES PROVIDED

Cost of inventories sold represents the cost of mobile phones and accessories sold. Cost of services provided represents interconnection charges, cost of out-bound roaming services, provision for doubtful debts, billing materials charges, bill collection charges, cost of prepaid cards and revenue sharing expenses.

7 EXPENSES BY NATURE

	2005 HK$'000	2004 HK$'000 (Restated) (Note 31)
Amortisation expense (Note 16)	31,592	25,978
Cost of inventories sold	198,500	143,915
Depreciation (Note 15):		
Owned fixed assets	225,178	228,645
Leased fixed assets	761	—
Loss on disposals of fixed assets	129	338
Operating lease charges:		
Land and buildings, including transmission sites	225,638	182,383
Leased lines	74,479	58,638
Auditors' remuneration:		
Audit services	1,230	1,288
Audit-related services	240	248
Other permitted services	546	368
	2,016	1,904

During the year ended 31st December 2005, the Group incurred operating expenses of HK$239,799,000 (2004: HK$70,738,000) in relation to the development of its 3G business, out of which HK$40,705,000 (2004: HK$29,965,000) has been capitalised as fixed assets (Note 15). The remainder has been included in the Group's results before arriving at the loss from operations.

8 FINANCE COSTS

	2005 HK$'000	2004 HK$'000 (Restated) (Note 31)
Interest on bank loans	—	434
Interest on long-term vendor loans:		
Wholly repayable within five years	22,614	983
Not wholly repayable within five years	—	18,632
Interest on loans from fellow subsidiaries:		
Wholly repayable within five years	22,788	—
Interest element of finance lease payments	97	—
Other incidental borrowing costs	20,927	11,794
Accretion expenses:		
3G Licence fees liability	49,874	—
Asset retirement obilgations	822	—
Total financing costs incurred	117,122	31,843
Amounts capitalised in fixed assets in the course of construction:		
Interest expenses	(23,855)	(932)
Other incidental borrowing costs	(573)	(396)
Total financing costs capitalised to fixed assets	(24,428)	(1,328)
Amounts capitalised in intangible assets prior to the assets being ready for use:		
Accretion expenses	(49,874)	—
Other incidental borrowing costs	(740)	(4,215)
Total financing costs capitalised to intangible assets	(50,614)	(4,215)
	42,080	26,300

Accretion expenses represented changes in 3G Licence fees liability and asset retirement obligations due to the passage of time calculated by applying the effective interest method of allocation to the amount of the liability at the beginning of the period.

Interest expenses capitalised in fixed assets were incurred for the loans drawn down on the equipment supply facility provided by a 3G network vendor and fellow subsidiaries.

Other incidental borrowing costs mainly represented commitment fees, finance charges and amortisation of deferred charges incurred in arranging the long-term and other loans from fellow subsidiaries. As described in note 23, the Group fully settled all vendor loans in July 2005, and the unamortised facility transaction costs of HK$9,653,000 were charged to the consolidated profit and loss account.

9 TAXATION

No provision for Hong Kong profits tax and overseas taxation has been made as the Group had no assessable profits for the year (2004: Nil).

The taxation effect of the Group's loss for the year differs from the theoretical amount that would arise using the applicable taxation rate of 17.5% (2004: 17.5%) as follows:

	2005 HK$'000	2004 HK$'000 (Restated) (Note 31)
(Loss)/Profit of the year	(196,981)	4,373
Taxation (credit)/charge at the applicable rate of 17.5% (2004: 17.5%)	(34,472)	765
Add/(Deduct) tax effects of:		
Income not subject to taxation	(154)	(36)
Expenses not deductible for taxation purposes	2,827	3,308
Reversal of temporary differences arising from accelerated depreciation	18,257	24,602
Utilisation of previously unrecognised tax losses	—	(28,639)
Tax losses for which no deferred tax asset was recognised	13,542	—
Taxation charge	—	—

10 (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

(Loss)/Profit attributable to shareholders of the Company includes a loss of HK$12,605,000 (2004: HK$10,117,000) which has been dealt with in the accounts of the Company.

11 (LOSS)/EARNINGS PER SHARE

a Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share is based on the Group's loss for the year of approximately HK$196,981,000 (2004 (Restated): Profit of HK$4,373,000) and the 2,990,000,000 shares (2004: 2,990,000,000 shares) in issue during the year.

b Diluted (loss)/earnings per share

There is no dilutive effect upon exercise of the share options on the earnings per share for the years ended 31st December 2005 and 2004 since:

(i) the exercise prices for the share options were above the average fair value of the shares; and/or

(ii) as at 31st December 2005, the Group has no outstanding share options as all outstanding share options had either been cancelled or had lapsed under the terms of the Company's share option scheme by 9th August 2005, being one month after the date on which the unconditional general cash offer made by PCCW Mobile became unconditional.

12 RETIREMENT BENEFIT COSTS

Pursuant to a trust deed entered into by the Group on 1st April 1998, the Group has set up a defined contribution scheme to provide retirement benefits for its employees in Hong Kong with retrospective effect from 1st July 1997 (the "Retirement Scheme").

All permanent full time employees in Hong Kong were eligible to join the Retirement Scheme before the Mandatory Provident Fund ("MPF") Scheme was set up on 1st December 2000. Under the Retirement Scheme, employees were required to choose to contribute either nil or 5% of their monthly salaries. The Group's contributions were calculated at 5% of each employee's salary.

With effect from 1st December 2000, the Group set up another defined contribution scheme, the MPF Scheme, for all eligible employees of the Group in Hong Kong including the employees under the Retirement Scheme. From that date, contributions from employees and the employer are made to the MPF Scheme only and are no longer made to the Retirement Scheme.

Under the MPF Scheme, employees are required to contribute 5% of their monthly salaries up to a maximum of HK$1,000 and they can choose to make additional contributions. The Group's monthly contributions are calculated at 5% of each employee's monthly salary up to a maximum of HK$1,000 (the "mandatory contributions"). The Group makes certain additional contributions if an employee's monthly salary exceeds HK$20,000 (the "voluntary contributions").

Under the MPF Scheme, employees are entitled to 100% of the employer's mandatory contributions upon their retirement at the age of 65 years old, death or total incapacity. Employees are entitled to 100% of the Group's voluntary contributions after seven years of completed service or at a reduced scale of the Group's voluntary contributions after completion of two to six years of service. Under the Retirement Scheme, employees are entitled to 100% of the employer's contributions after seven years' of completed service, or at a reduced scale after completion of two to six years' of service. Forfeited contributions are to be refunded to the Group under both the MPF Scheme and the Retirement Scheme.

The Retirement Scheme was terminated on 1st January 2006. All the assets under the scheme were converted to the retirement scheme of PCCW ("PCCW Retirement Scheme") with effect from 3rd January 2006. Under the PCCW Retirement Scheme, employees will have one-off irrevocable choice to join either the defined contribution scheme of PCCW or the MPF Scheme in which PCCW participates.

The pension scheme which covers employees in the PRC is a defined contribution scheme at various applicable rates of monthly salary that are in accordance with local practice and regulations.

The Group's contributions to the above schemes are as follows:

	2005 HK$'000	2004 HK$'000
Gross employer contributions	7,818	7,171
Less: Forfeited contributions utilised	(505)	(649)
Net employer contributions charged to the consolidated profit and loss account (Note 13)	7,313	6,522

Contributions payable as at 31st December 2005 amounted to HK$1,008,000 (2004: HK$573,000). Forfeited contributions not utilised and available to reduce future contributions as at 31st December 2005 were HK$28,000 (2004: HK$8,000). The scheme assets are held separately from those of the Group under respective provident funds managed by independent administrators.

13 SALARIES AND RELATED COSTS

Salaries and related costs for the year ended 31st December 2005, including directors' fees and emoluments, as set out in note 14, are as follows:

	2005 HK$'000	2004 HK$'000
Salaries and allowances	114,621	122,367
Bonuses	13,600	—
Retirement scheme contributions (Note 12)	7,313	6,522
Termination benefits	4,509	—
	140,043	128,889

14 DIRECTORS' AND MANAGEMENT EMOLUMENTS

a Directors' emoluments

The aggregate amounts of emoluments to directors of the Company in 2005 are as follows:

	2005			
Directors	Fees HK$'000	Salary, other allowances and benefits-in-kind HK$'000	Retirement scheme contributions HKS'000	Total HK$'000
Richard John Siemens (Note i)	—	867	18	885
Cheng Wai Sun, Edward (Note i)	—	867	18	885
William Bruce Hicks (Note i)	—	2,811	15	2,826
Kuldeep Saran (Note i)	—	867	18	885
Leung Chun Keung, Andrew (Note i)	—	867	18	885
Alexander Anthony Arena (Note ii)	—	—	—	—
Chan Kee Sun, Tom (Note ii)	—	—	—	—
Chan Wing Wa (Note ii)	—	—	—	—
Chow Ding Man (Note ii)	—	—	—	—
Hui Hon Hing, Susanna (Note ii)	—	—	—	—
Kwok Yuen Man, Marisa (Note iii)	—	—	—	—
John William Crawford	200	—	—	200
Henry Michael Pearson Miles	200	—	—	200
Robert John Richard Owen	200	—	—	200
Kenneth Michael Katz (Note i)	—	—	—	—
Zheng Hongqing (Note iv)	—	—	—	—
	600	6,279	87	6,966

Notes:

i. Resigned on 29th July 2005.

ii. Appointed on 8th July 2005.

iii. Appointed on 8th July 2005 and resigned on 28th February 2006.

iv. Resigned on 16th January 2006.

The aggregate amounts of emoluments to directors of the Company in 2004 are as follows:

	2004			
Directors	Fees	Salary, other allowances and benefits-in-kind	Retirement scheme contributions	Total
	HK$'000	HK$'000	HK$'000	HK$'000
Richard John Siemens	—	1,500	30	1,530
Cheng Wai Sun, Edward	—	1,500	30	1,530
William Bruce Hicks	—	3,976	30	4,006
Kuldeep Saran	—	1,500	30	1,530
Leung Chun Keung, Andrew	—	1,500	30	1,530
John William Crawford	200	—	—	200
Henry Michael Pearson Miles	200	—	—	200
Simon Murray (Note i)	146	—	—	146
Robert John Richard Owen	200	—	—	200
Kenneth Michael Katz (Note ii)	—	—	—	—
Zheng Hongqing	—	—	—	—
	746	9,976	150	10,872

Notes:

i. Resigned on 24th September 2004.

ii. Appointed on 16th January 2004.

During the year no options were granted to or exercised by any director (2004: Nil) and no directors waived the right to receive any emoluments during the year.

The Remuneration Committee was established in January 2000 and is responsible for reviewing the remuneration of the directors and officers of the Company and other matters relating to remuneration, as directed by the Board from time to time. The committee's authority, duties and composition are specified in its terms of reference, which are reviewed by the Board on an annual basis.

b Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include one (2004: one) director whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four (2004: four) individuals during the year are as follows:

	2005 HK$'000	2004 HK$'000
Salaries, other allowances and benefits-in-kind	7,068	6,550
Retirement scheme contributions	120	120
Compensation for loss of office - contractual payment	—	168
	7,188	6,838

The emoluments of these four (2004: four) individuals fell within the following bands:

Emolument bands (including compensation for loss of office)	Number of individuals 2005	2004
HK$1,500,001 — HK$2,000,000	3	4
HK$2,000,001 — HK$2,500,000	1	—

15 FIXED ASSETS

	Network equipment HK$'000	Furniture and fixtures HK$'000	Office equipment HK$'000	Computer equipment HK$'000	Motor vehicles HK$'000	Leasehold improvements HK$'000	Total HK$'000
Cost							
At 1st January 2005, as previously reported	2,238,571	7,010	17,485	235,724	2,724	356,072	2,857,586
Prior year adjustment arising from adoption of new accounting standard for intangible assets (Note 2(b))	(163,369)	—	—	—	—	—	(163,369)
As 1st January 2005, as restated	2,075,202	7,010	17,485	235,724	2,724	356,072	2,694,217
Additions	430,445	1	215	24,135	—	91,493	546,289
Disposals	—	(6)	(1,023)	(4,552)	—	(4,763)	(10,344)
Exchange differences	—	19	88	86	4	85	282
At 31st December 2005	2,505,647	7,024	16,765	255,393	2,728	442,887	3,230,444
Accumulated depreciation							
At 1st January 2005	1,103,804	5,997	13,196	211,569	2,146	292,558	1,629,270
Charge for the year	190,699	386	1,728	7,022	237	25,867	225,939
Disposals	—	(6)	(1,000)	(4,480)	—	(4,691)	(10,177)
Exchange differences	—	9	50	36	2	60	157
At 31st December 2005	1,294,503	6,386	13,974	214,147	2,385	313,794	1,845,189
Net book value							
At 31st December 2005	1,211,144	638	2,791	41,246	343	129,093	1,385,255
At 1st January 2005, as restated	971,398	1,013	4,289	24,155	578	63,514	1,064,947

	Network equipment HK$'000	Furniture and fixtures HK$'000	Office equipment HK$'000	Computer equipment HK$'000	Motor vehicles HK$'000	Leasehold improvements HK$'000	Total HK$'000
Cost							
At 1st January 2004, as previously reported	1,940,678	6,649	17,972	222,992	2,437	319,966	2,510,694
Prior year adjustment arising from adoption of new accounting standard for intangible assets (Note 2(b))	(109,154)	—	—	—	—	—	(109,154)
At 1st January 2004, as restated	1,831,524	6,649	17,972	222,992	2,437	319,966	2,401,540
Additions	244,183	375	605	12,921	287	42,977	301,348
Disposals	(505)	(14)	(1,092)	(189)	—	(6,871)	(8,671)
At 31st December 2004, as restated	2,075,202	7,010	17,485	235,724	2,724	356,072	2,694,217
Accumulated depreciation							
At 1st January 2004	912,906	5,200	11,988	200,212	1,910	276,579	1,408,795
Charge for the year	191,180	810	2,120	11,544	236	22,755	228,645
Disposals	(282)	(13)	(912)	(187)	—	(6,776)	(8,170)
At 31st December 2004	1,103,804	5,997	13,196	211,569	2,146	292,558	1,629,270
Net book value							
At 31st December 2004, as restated	971,398	1,013	4,289	24,155	578	63,514	1,064,947
At 1st January 2004, as restated	918,618	1,449	5,984	22,780	527	43,387	992,745

Expenditures of HK$40,705,000 (2004: HK$29,965,000) and borrowing costs of HK$24,428,000 (2004 (Restated): HK$1,328,000) were capitalised as fixed assets in the course of constructing the 3G network.

During the year, the Group reviewed the estimated useful lives of all fixed assets, and changed the estimated useful lives of the 2G network equipment from the shorter of 10 years or the lease period of 1 to 3 years to 5 to 10 years. The effect of such change in accounting estimate is set out in note 2(e).

During the year, no depreciation has been provided for network equipment, computer equipment and leasehold improvements for the provision of 3G services, totalling HK$658,741,000 (2004 (Restated): HK$247,481,000), as these assets were not ready for their intended use at the balance sheet date.

Computer equipment includes the following amounts where the Group is a lessee under a finance lease:

	2005 HK$'000	2004 HK$'000
Cost – capitalised finance leases	3,044	—
Accumulated depreciation	(761)	—
Net book value	2,283	—

16 INTANGIBLE ASSETS

	3G Licence HK$'000	Subscriber acquisition costs HK$'000	Total HK$'000
Cost			
At 1st January 2005, as previously reported	—	—	—
Prior year adjustments arising from adoption of new accounting standard for intangible assets (Note 2(b))	787,496	13,062	800,558
At 1st January 2005, as restated	787,496	13,062	800,558
Additions	50,614	34,602	85,216
Write-offs	—	(25,776)	(25,776)
At 31st December 2005	838,110	21,888	859,998
Amortisation			
At 1st January 2005, as previously reported	—	—	—
Prior year adjustments arising from adoption of new accounting standard for intangible assets (Note 2(b))	—	6,266	6,266
At 1st January 2005, as restated	—	6,266	6,266
Additions	—	31,592	31,592
Write-offs	—	(25,776)	(25,776)
At 31st December 2005	—	12,082	12,082
Net book value			
At 31st December 2005	838,110	9,806	847,916
At 1st January 2005, as restated	787,496	6,796	794,292

	3G Licence HK$'000	Subscriber acquisition costs HK$'000	Total HK$'000
Cost			
At 1st January 2004, as previously reported	—	—	—
Prior year adjustments arising from adoption of new accounting standard for intangible assets (Note 2(b))	250,821	18,252	269,073
At 1st January 2004, as restated	250,821	18,252	269,073
Additions	536,675	24,807	561,482
Write-offs	—	(29,997)	(29,997)
At 31st December 2004, as restated	787,496	13,062	800,558
Amortisation			
At 1st January 2004, as previously reported	—	—	—
Prior year adjustments arising from adoption of new accounting standard for intangible assets (Note 2(b))	—	10,285	10,285
At 1st January 2004, as restated	—	10,285	10,285
Additions	—	25,978	25,978
Write-offs	—	(29,997)	(29,997)
At 31st December 2004, as restated	—	6,266	6,266
Net book value			
At 31st December 2004, as restated	787,496	6,796	794,292
At 1st January 2004, as restated	250,821	7,967	258,788

Finance costs of HK$50,614,000 (2004 (Restated): HK$4,215,000) were capitalised as intangible assets prior to the assets being ready for use.

17 INVESTMENT IN A JOINT VENTURE

	Group	
	2005	2004
	HK$'000	HK$'000
Share of net liabilities	(4,192)	(4,192)
Advances	6,589	6,589
Provision for impairment loss	(2,397)	(2,397)
	—	—

Details of the joint venture as at 31st December 2005 are as follows:

Name	Nature	Place of incorporation	Voting power	Principal activities and Place of operation
Atria Limited	Corporate	Hong Kong	50%	Inactive

The advance to Atria Limited is unsecured, interest-free and has no fixed repayment terms.

For the year ended 31st December 2005, the Group recognised the share of losses from the joint venture of Nil (2004: HK$258,000) in the consolidated profit and loss account. The amounts included share of net liabilities of Nil (2004: HK$192,000) and an additional provision for impairment of Nil (2004: HK$66,000).

The Group regularly performs an assessment on its investment in and advances to the joint venture with reference to the expected recoverability. As at 31st December 2005, the provision of HK$2,397,000 (2004: HK$2,397,000) was considered necessary to reflect the carrying value of the investment.

18 RESTRICTED CASH DEPOSITS

As at 31st December 2005, a bank deposit of HK$822,000 (2004: HK$1,130,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

19 INVENTORIES

The carrying values of the inventories are as follows:

	2005	2004
	HK$'000	HK$'000
Mobile phones and accessories:		
Cost	37,011	22,414
Less: Provision for impairment of inventories	(12,614)	(8,546)
	24,397	13,868

As at 31st December 2005, the carrying amount of inventories stated at fair values less costs to sell amounted to HK$14,373,000 (2004: HK$8,173,000).

20 TRADE RECEIVABLES, DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES, AND AMOUNTS DUE FROM FELLOW SUBSIDIARIES

	2005 HK$'000	2004 HK$'000 (Restated) (Note 31)
Trade receivables	83,530	82,028
Less: Provision for impairment of receivables	(7,022)	(8,363)
Trade receivables, net	76,508	73,665
Rental deposits	48,912	44,082
Prepaid operating rental expenses	3,282	—
Prepayments, other deposits and receivables	261,800	64,749
Amounts due from fellow subsidiaries	2,506	—
	393,008	182,496
Less: non-current portion		
Rental deposits	(23,610)	—
Prepaid operating rental expenses	(2,354)	—
	367,044	182,496

The fair values of trade receivables, deposits, prepayments and other receivables, and amounts due from fellow subsidiaries are as follows:

	2005 HK$'000	2004 HK$'000 (Restated) (Note 31)
Trade receivables, net	76,508	73,665
Deposits, prepayments and other receivables	313,994	108,831
Amounts due from fellow subsidiaries	2,506	—
	393,008	182,496

The Group allows an average credit period of 30 days on its trade receivables. At 31st December 2005, the ageing analysis of the trade receivables (net of provision for impairment) and amounts due from fellow subsidiaries arising from trade transactions of HK$1,075,000 (2004: Nil) were as follows:

	2005 HK$'000	2004 HK$'000
0-30 days	58,002	52,840
31-60 days	13,434	13,547
61-90 days	5,790	5,993
Over 90 days	357	1,285
	77,583	73,665

There is no concentration of credit risk with respect to trade receivables as the Group has a large customer base.

The Group recognised expenses of HK$21,988,000 (2004: HK$25,573,000) for the impairment of trade receivables during the year ended 31st December 2005 which amount has been included in cost of services in the consolidated profit and loss account.

21 TRADE PAYABLES AND AMOUNTS DUE TO FELLOW SUBSIDIARIES

	2005 HK$'000	2004 HK$'000
Trade payables	48,584	60,227
Amounts due to fellow subsidiaries	7,183	—
	55,767	60,227

At 31st December 2005, the ageing analysis of the trade payables, including amounts due to fellow subsidiaries arising from trade transactions of HK$6,426,000 (2004: Nil), were as follows:

	2005 HK$'000	2004 HK$'000
0-30 days	42,826	35,476
31-60 days	10,686	7,818
61-90 days	842	5,708
Over 90 days	656	11,225
	55,010	60,227

22 SHARE CAPITAL

	2005 HK$'000	2004 HK$'000
Authorised:		
10,000,000,000 (2004: 10,000,000,000) ordinary shares of HK$0.10 each	1,000,000	1,000,000
Issued and fully paid:		
2,990,000,000 (2004: 2,990,000,000) ordinary shares of HK$0.10 each	299,000	299,000

Share option scheme

On 1st March 2000, the shareholders of the Company approved and adopted a share option scheme (the "Share Option Scheme"). Subject to earlier termination by the Company in a general meeting of shareholders, the Share Option Scheme remains in force for 10 years from its adoption date.

On 22nd May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Option Scheme") and the termination of the operation of the Share Option Scheme. Upon the termination of the Share Option Scheme, no further options will be granted thereunder but the provisions thereof will remain in full force and effect in respect of the existing options granted.

Under the New Option Scheme, the Board may, at its discretion, grant options to any director, employee, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to the Group or a company in which the Group holds an interest or a subsidiary of such company. Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the Listing Rules.

The exercise price for any particular option under the New Option Scheme will be determined by the Board but will be not less than the highest of: (i) the closing price of shares on the date of grant of the option; (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the date of grant of the option; and (iii) the nominal share value.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under both the New Option Scheme and the Share Option Scheme must not, in aggregate, exceed 30% of the shares of the Company in issue.

The total number of shares available for issue under options which may be granted under the New Option Scheme (excluding those options that have been granted by the Company prior to the date of approval of the New Option Scheme) must not, in aggregate, exceed 10% of the issued share capital of the Company as at the date of approval of the New Option Scheme (the "Scheme Mandate Limit"). The Scheme Mandate Limit may be refreshed by shareholders of the Company in general meeting provided that the Scheme Mandate Limit so refreshed not exceed 10% of the issued share capital of the Company at the date of approval of the refreshment by the shareholders. The Board may also seek separate shareholder approval in general meeting to grant options beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to eligible participants specified by the Company before such approval is sought.

No options may be granted under the New Option Scheme to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such eligible participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital of the Company. As at the date of such new grant, any grant of further options above this limit will be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at a general meeting.

No share options have been granted or exercised under the New Option Scheme during the year ended 31st December 2005 (2004: Nil). All outstanding share options had either been cancelled or had lapsed under the terms of the Company's share option scheme by 9th August 2005, being one month after the date on which the unconditional general cash offer made by PCCW became unconditional.

Details of the share options outstanding under the Share Option Scheme and movements during the year ended 31st December 2005 are as follows:

	Options held at 1st January 2005	Options lapsed during the year[(2)]	Options cancelled during the year[(3)]	Options held at 31st December 2005	Exercise price HK$	Grant date[(1)]	Exercisable until[(3)]
Continuous contract employees	13,194,076	(561,802)	(12,632,274)	—	3.05	23/03/2000	N/A
	13,737,971	(761,634)	(12,976,337)	—	1.01	31/05/2000	N/A
	255,844	(99,915)	(155,929)	—	3.05	31/05/2000	N/A
	1,442,198	(208,307)	(1,233,891)	—	1.01	19/01/2001	N/A
	28,630,089	(1,631,658)	(26,998,431)	—			

Notes:

(1) Of the share options granted, 40% became exercisable after one year from the grant date and 30% per annum during the following two years.

(2) These share options lapsed during the year upon the cessation of employment of certain employees.

(3) All outstanding share options had either been cancelled or had lapsed under the terms of the Company's Share Option Scheme by 9th August 2005, being one month after the date on which the unconditional general cash offer made by PCCW Mobile became unconditioned.

23 LONG-TERM LOANS AND OBLIGATIONS UNDER FINANCE LEASES

	2005 HK$'000	2004 HK$'000
Loans from fellow subsidiaries – unsecured (note a)	1,203,780	—
Long-term vendor loans – secured (note a)	—	603,148
Obligations under finance leases (note b)	2,178	—
	1,205,958	603,148
Less: Deferred charges	—	(10,408)
	1,205,958	592,740
Current portion of obligations under finance leases (note b)	(937)	—
Long-term portion	1,205,021	592,740
Representing:		
Long-term vendor loans	—	592,740
Loans from fellow subsidiaries	1,203,780	—
Obligations under finance leases – long term portion	1,241	—
	1,205,021	592,740

a. Loans from fellow subsidiaries and vendor loans

At 31st December 2005, the Group's long-term loans, excluding obligations under finance leases, were repayable as follows:

	Loans from fellow subsidiaries		Long-term vendor loans	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Within one year	—	—	—	—
In the second year	—	—	—	75,000
In the third to fifth year	1,203,780	—	—	239,074
After the fifth year	—	—	—	289,074
	1,203,780	—	—	603,148

The effective interest rates at the balance sheet date were as follows:

	2005	2004
Long-term vendor loans:		
General facility	—	4.16%
Equipment facility	—	4.31%
Loans from fellow subsidiaries	5.50%	—

The carrying amounts and fair values of the Group's long-term loans were as follows:

	2005		2004	
	Carrying amount HK$'000	Fair value HK$'000	Carrying amount HK$'000	Fair value HK$'000
Loans from fellow subsidiaries	1,203,780	1,203,780	—	—
Long-term vendor loans	—	—	603,148	597,199

(i) Settlement of vendor loans

On 8th July 2005, Mandarin Communications Limited, an indirect wholly owned subsidiary of the Company, gave a written notice to Huawei Tech. Investment Co., Limited of its intention to fully repay all loans and performance bonds outstanding under the Facility Agreement on 29th July 2005, and to cancel any available facilities under the Facility Agreement. On 29th July 2005, the Group fully repaid all the outstanding principal amounts, accrued interest, commitment fees and early repayment charges under the Facility Agreement aggregating HK$873,780,000 through inter-company loan facilities provided by a subsidiary of PCCW (see note (ii)).

(ii) Loans from fellow subsidiaries

On 27th July 2005, PCCW-HKT Limited, an indirect wholly-owned subsidiary of PCCW, and the Group entered into a long-term inter-company facility, pursuant to which PCCW-HKT Limited provided the Group with the required funding for full repayment of all the outstanding loan principal and accrued interest under the Facility Agreement as at 29th July 2005. The inter-company facility comprises the following facilities:

- HK$440,000,000 general facility with a term of 3 years; and
- HK$460,000,000 equipment facility with a term of 5 years.

As at 31st December 2005, loans totalling HK$873,780,000 were drawn in respect of these facilities. The loans are unsecured and bear interest at a floating rate with reference to the Hong Kong Dollar Prime Rate plus a margin of 0.25% per annum.

As at 31st December 2005, PCCW-HKT Limited and PCCW Services Limited, a direct wholly-owned subsidiary of PCCW, entered into various additional facility agreements all of a term of 3 years with the Group, in respect of facilities in the aggregate amount of HK$1,003,500,000. The facilities are to be used, in stated amounts, for specified items in developing the 3G network and for upgrade of the 2G network. As at 31st December 2005, loans totalling HK$330,000,000 were drawn in respect of these facilities. The loans are unsecured and bear interest at a floating rate with reference to the Hong Kong Dollar Prime Rate plus a margin of 0.25% per annum.

The carrying amounts of the loans from fellow subsidiaries are denominated in Hong Kong Dollars.

Prior to 29th July 2005, PCCW arranged with a bank to provide performance bonds in the aggregate amount of HK$210,746,000 for full replacement of the performance bonds obtained under the Facility Agreement. Effective on 22nd October 2005, the amount of the performance bonds was increased to HK$301,243,000 to comply with the licence conditions of the 3G Licence. The performance bonds are interest bearing at a fixed rate of 0.675% per annum.

b. Obligations under finance leases

	2005 HK$'000	2004 HK$'000
Obligations under finance leases – minimum lease payments:		
Not later than 1 year	1,028	—
Later than 1 year and not later than 5 years	1,284	—
	2,312	—
Future finance charges on finance leases	(134)	—
Present value of finance lease liabilities	2,178	—
The present value of obligations under finance lease liabilities is as follows:		
Not later than 1 year	937	—
Later than 1 year and not later than 5 years	1,241	—
	2,178	—

The effective interest rate at the balance sheet date was 5.19% (2004: Nil).

24 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a. Reconciliation of (loss)/profit from operations to net cash inflow from operating activities

	2005 HK$'000	2004 HK$'000 (Restated) (Note 31)
(Loss)/Profit from operations	(155,577)	30,713
Depreciation	225,939	228,645
Loss on disposals of fixed assets	129	338
Amortisation expense	31,592	25,978
Exchange gains	(125)	(44)
Operating profit before changes in working capital	101,958	285,630
Increase in inventories	(10,529)	(2,247)
(Increase)/Decrease in trade receivables, deposits, prepayments and other receivables	(19,663)	206
Increase in amounts due from fellow subsidiaries	(2,506)	—
Increase/(Decrease) in trade payables, other payables and accrued charges	6,251	(38,699)
Increase/(Decrease) in subscriptions received in advance	4,629	(19,239)
Increase in amounts due to fellow subsidiaries	7,183	—
Increase in amount due to ultimate holding company	2,033	—
Cash inflow from operations	89,356	225,651
Interest received	432	228
Interest paid	(54,891)	(11,204)
Interest element of finance lease payments	(97)	—
Other incidental borrowing costs paid	(2,924)	(4,961)
Net cash inflow from operating activities	31,876	209,714

b. Major non-cash transactions

	2005 HK$'000	2004 HK$'000 (Restated) (Note 31)
Purchases of fixed assets by directly assuming long-term vendor loans	158,352	105,231
Amortisation of deferred charges	10,408	1,059
Interest expenses capitalised in fixed assets in the course of network construction	—	932

25 DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the principal taxation rate of 17.5% (2004: 17.5%).

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

Deferred tax assets are recognised for tax losses carry forward purposes only to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group recognises deferred tax assets to the extent of recognised deferred tax liabilities and has unrecognised tax losses of HK$3,288,039,000 (2004: HK$3,217,454,000) to carry forward against future taxable income. These tax losses can be carried forward indefinitely.

	2005 HK$'000	2004 HK$'000 (Restated) (Note 31)
Deferred tax assets – Tax losses		
At 1st January	460,990	489,629
Increase in tax losses	13,542	—
Utilisation of previously unrecognised tax losses	—	(28,639)
At 31st December	474,532	460,990
Deferred tax liabilities – Accelerated depreciation allowance		
At 1st January	(65,808)	(90,410)
Reversal of temporary differences	18,257	24,602
At 31st December	(47,551)	(65,808)
Summary of net status		
Deferred tax assets	474,532	460,990
Deferred tax liabilities	(47,551)	(65,808)
Net unrecognised deferred tax assets at 31st December	426,981	395,182

26 CAPITAL COMMITMENTS

	2005 HK$'000	2004 HK$'000
In respect of purchases of fixed assets:		
Contracted but not provided for	631,647	1,129,775
Authorised but not contracted for	403,970	—
	1,035,617	1,129,775

27 COMMITMENTS UNDER OPERATING LEASES

The Group leases various cell sites, shops and offices under non-cancellable operating lease agreements. The leases have varying terms escalation clauses and renewal rights.

At 31st December 2005, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2005 HK$'000	2004 HK$'000
In respect of land and buildings, including transmission sites:		
Not later than one year	175,657	147,408
Later than one year and not later than five years	150,292	84,711
After five years	34,310	—
	360,259	232,119
In respect of leased lines:		
Not later than one year	80,800	70,398
Later than one year and not later than five years	914	49,833
After five years	—	—
	81,714	120,231
	441,973	352,350

28 RELATED PARTY TRANSACTIONS

For the purpose of these consolidated accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities, and including entities which are under the significant influence of related parties of the Group where the parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

The Group is controlled by PCCW Mobile, an indirect wholly-owned subsidiary of PCCW, established under the laws of the British Virgin Islands, which owns approximately 79.35% of the Company's shares at the balance sheet date.

The ultimate holding company of the Company is, therefore, deemed to be PCCW which is incorporated in Hong Kong.

The following sets out related party balances together with a summary of significant related party transactions which were carried out in the ordinary course of the Group's business:

		2005 HK$'000	2004 HK$'000
a.	Purchases of services from fellow subsidiaries (Note i):		
	Interconnection charges	20,593	—
	Leased lines rental charges	26,375	—
	Dealer commission charges	5,802	—
		52,770	—
b.	Sales of goods to fellow subsidiaries (Note i):		
	Sales of mobile phones	19,742	—
	Sales of trade-in mobile phones	1,065	—
		20,807	—
c.	Finance costs incurred on facilities from (Note ii):		
	Fellow subsidiaries	22,789	—
	Ultimate holding company	2,380	—
		25,169	—

(i) Terms of the transactions were negotiated and agreed by both parties in the ordinary course of business except for those services in which the rates are regulated by the OFTA.

(ii) Finance costs include interest expenses incurred on loans from fellow subsidiaries and commission fees in respect of the performance bond (Note 8).

d. Year end balances arising from loans, purchases of services and sales of goods are as follows:

	2005 HK$'000	2004 HK$'000
Amounts due from fellow subsidiaries (Note i)	2,506	—
Amounts due to fellow subsidiaries (Note i)	(7,183)	—
Amount due to ultimate holding company (Note i)	(2,033)	—
Loans from fellow subsidiaries (Note ii)	(1,203,780)	—

(i) Balances with fellow subsidiaries and the ultimate holding company are unsecured, non-interest bearing and have no fixed repayment terms.

(ii) The terms of loans from fellow subsidiaries are set out in note 23.

e. Key management compensation:

	2005 HK$'000	2004 HK$'000
Salaries and other short-term employee benefits	20,541	22,161
Termination benefits	116	168
Other long-term benefits	407	442
	21,064	22,771

29 INVESTMENTS IN SUBSIDIARIES

	Company	
	2005 HK$'000	2004 HK$'000
Unlisted shares, at cost	1	1
Loans to subsidiaries	2,421,735	2,421,735
Amounts due to subsidiaries	(85,521)	(72,845)
	2,336,215	2,348,891

The loans to and the amounts due to the subsidiaries are unsecured, interest-free and have no fixed terms for repayment.

The Company has the following principal wholly-owned subsidiaries as at 31st December 2005:

Name	Place of incorporation	Issued and fully paid up capital	Principal activities
Shares held directly:			
SUNDAY Holdings (Hong Kong) Corporation	British Virgin Islands	100 ordinary shares of US$1 each	Investment holding
SUNDAY Holdings (China) Corporation	British Virgin Islands	1 ordinary share of US$1	Investment holding
SUNDAY IP Holdings Corporation	British Virgin Islands	1 ordinary share of US$1	Investment holding
Shares held indirectly:			
Mandarin Communications Limited	Hong Kong	100 ordinary shares of HK$1 each and 1,254,000,000 non-voting deferred shares of HK$1 each	Provision of mobile and other services, and sales of mobile phones and accessories
SUNDAY 3G Holdings (Hong Kong) Corporation	British Virgin Islands	1 ordinary share of US$1	Investment holding

Name	Place of incorporation	Issued and fully paid up capital	Principal activities
SUNDAY 3G (Hong Kong) Limited	Hong Kong	2 ordinary shares of HK$1 each	Licensee of Hong Kong 3G Licence
SUNDAY IP Limited	British Virgin Islands	1 ordinary share of US$1	Holding the Group's intellectual property rights and trademarks
SUNDAY Communications Services (Shenzhen) Limited ("SCSSL")	The People's Republic of China	US$1,500,000	Provision of back office support services to the Group

The principal activities of the subsidiaries, except for SCSSL which operates in the PRC, are undertaken in Hong Kong.

SCSSL is registered as a wholly foreign-owned enterprise in the PRC and its registered capital has been fully paid up.

30 SUBSEQUENT EVENTS

As the scheme of arrangement in relation to the proposed privatisation of the Company was not approved at the court meeting of the Company's independent shareholders held on 15th December 2005, the Company was required to restore sufficient public float of at least 25% of its issued share capital, as required under Rule 8.08 of the Listing Rules, on or before 15th January 2006. The Company applied for and was granted three additional one-month waivers from strict compliance with such requirement for further periods from 16th January to 15th February, from 16th February to 15th March and from 16th March to 15th April 2006.

On 10th January 2006, the Group entered into various transactions with the PCCW Group relating to several aspects of the Group's telecommunications business, including the provision of distribution services to the Group, wholesale of 2G and 3G mobile telecommunications services to the PCCW Group, the provision of IDD wholesale service to the Group, a handset mobile trade-in programme, the provision of call centre services for the benefit of the Group, the provision of systems integration and operations to the Group, the sale of mobile plans by the Group to the PCCW Group, the provision of office space to the Group, the provision of facility management services to the Group, offer letters in respect of telephone exchanges, design and build of mobile switching centres for the Group, and the provision of logistics support by the PCCW Group. Each of these transactions constitutes a continuing connected transaction of the Company under the Listing Rules. Details were set out in the announcement dated 12th January 2006.

On 10th January 2006, PCCW Group introduced 3G voice and data services by reselling SUNDAY's airtime for a 6-month trial period indicating that the 3G network had become fully operational for commercial services and, thereafter, will need to begin depreciating and amortising the 3G-related assets.

31 COMPARATIVE FIGURES

Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies as disclosed in note 2(b).

32 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31ST DECEMBER 2005

Up to the date of approval of these accounts, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended 31st December 2005 and which have not been adopted in these accounts:

- HKFRS-Int 4 "Determining whether an Arrangement contains a Lease"
- Amendments to HKAS 19 "Employee benefits – Actuarial Gains and Losses, Group Plans and Disclosures"
- Amendments to HKAS 39 "Financial Instruments: Recognition and Measurements":
  - Cash Flow Hedge Accounting of Forecast Intra-group Transactions
  - The Fair Value Option
  - Financial Guarantee Contracts
- Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to:
  - HKAS 1 "Presentation of Financial Statements"
  - HKAS 27 "Consolidated and Separate Financial Statements"
  - HKFRS 3 "Business Combinations"
- HKFRS 7 "Financial Instruments: Disclosures"
- Amendments to HKAS 1 "Presentation of Financial Statements – Capital Disclosures"

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 which came into effect on 1st December 2005 is only applicable to accounts for periods beginning on or after 1st January 2006.

The Group is in the process of making an assessment of the impact of these amendments, new standards and new interpretations are expected to be in the period of initial application, but is not yet in a position to state whether they will have a significant impact on the Group's results of operations and financial position.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 31st December				
	2005	2004	2003	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
		(Restated)	(Restated)	(Restated)	(Restated)
Turnover	1,159,439	1,158,609	1,260,041	1,342,690	1,422,393
(Loss)/Profit for the year	(196,981)	4,373	35,139	(117,264)	(211,748)
(Loss)/Earnings per share (basic and diluted)	(6.6 cents)	0.15 cents	1.2 cents	(3.9 cents)	(7.1 cents)

CONSOLIDATED BALANCE SHEET

	As at 31st December				
	2005	2004	2003	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
		(Restated)	(Restated)	(Restated)	(Restated)
Total assets	2,684,807	2,171,298	1,740,655	1,810,843	1,936,177
Total liabilities	(2,171,544)	(1,461,054)	(1,034,784)	(1,140,111)	(1,148,181)
Shareholders' equity	513,263	710,244	705,871	670,732	787,996

Profits and losses for the years ended 31st December 2004, 2003, 2002 and 2001 and total assets and liabilities as at 31st December 2004, 2003, 2002 and 2001 have been restated as a result of the prior year adjustment in respect of the adoption of HKAS 38 "Intangible Assets" issued by HKICPA.

FORWARD-LOOKING STATEMENTS

Some statements made in this Annual Report are forward-looking statements, which are subject to various risks and uncertainties. These include statements with respect to us, our corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "intend", "estimate", "continue", "plan" or other similar words. The statements are based on our management's assumptions and beliefs in light of the information currently available to us.

These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

- the risks of implementing our new business model;
- the risks of intense competition in the mobile market, the funding and development of our 3G business, and the restrictions on business dealings between the SUNDAY Group and the PCCW Group which are subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
- the risks associated with being controlled by PCCW;
- the risks associated with our substantial debt;
- the risks associated with offering 3G services; and
- the other risks factors set out in the "Risk Factors" section of the Company's 2004 Annual Report on Form-20F and Form 20-F/A Amendment No.1 filed with the United States Securities and Exchange Commission on July 1, 2005 and July 6, 2005, respectively.

Reliance should not be placed on these forward-looking statements, which reflect the views of our Directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

A PCCW service